EXHIBIT 99.1

DESCRIPTION

This description of Québec is dated as of May 22, 2025 and appears as Exhibit 99.1 to Québec's Annual Report on Form 18-K to
the U.S. Securities and Exchange Commission for the fiscal year ended
March 31, 2025

This document (other than as part of a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of Québec.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. The fiscal year of Québec ends on March 31. "Fiscal 2025" and "2024-2025" refer to the fiscal year ended March 31, 2025, and, unless otherwise indicated, "2024" means the calendar year ended December 31, 2024. "Fiscal 2026" and "2025-2026" refer to the fiscal year that will end on March 31, 2026. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables included in this document are due to rounding.

SUMMARY

The information below is qualified in its entirety by the detailed information provided elsewhere in this document.

Economy

(dollar amounts in millions, unless otherwise specified)
	2020	2021	2022	2023	2024
GDP at current market prices	451,344	507,464	551,681	579,460	611,658
% change - GDP in chained 20171)	-4.7	7.3	3.4	0.6	1.4
Household income	437,662	460,581	495,782	523,038	558,480
Capital expenditures	43,172	48,000	55,113	60,362	64,993
International exports of goods	86,241	100,359	113,393	118,623	124,263
Population at July 1 (in thousands)	8,551	8,572	8,673	8,848	9,056
Unemployment rate	8.9	6.1	4.3	4.5	5.3
Consumer Price Index - % change	0.8	3.8	6.7	4.5	2.3
Average exchange rate (USD per CAD)	0.7454	0.7978	0.7685	0.7409	0.7300
(1) Adjusted for the effects of inflation in the currency from year to year.

Summary of Financial Transactions
Fiscal year ending March 31(1)(2)

(dollar amounts in millions)
	2022	2023	2024	Preliminary Results 2025	(3)	Budget Forecast 2026
Own-source revenue	109,655	115,506	114,665	124,545		125,732
Federal transfers	29,184	28,737	30,876	30,636		30,610
Total revenue	138,839	144,243	145,541	155,181		156,342
Portfolio Expenditures	−127,468	−137,147	−141,553	−153,406		−156,102
Debt service	−8,804	−10,222	−9,982	−9,853		−9,670
Total expenditure	−136,272	−147,369	−151,535	−163,259		−165,772
Contingency reserve	-	-	-	-		−2,000
Accounting surplus (deficit)	2,567	−3,126	−5,994	−8,078		−11,430
Non-budgetary transactions	−11,589	−7,897	−11,277	−17,358		−17,654
Net financial requirements	−9,022	−11,023	−17,271	−25,436		−29,084

(1) Financial information is presented on a consolidated basis, as in Budget 2025-2026.

(2) Fiscal 2022 through 2025 data have been reclassified to be on the same budgetary structure as Fiscal 2026, as in Budget 2025-2026.

(3) The Preliminary Results 2025 are based on financial information presented as at March 31, 2025 in Budget 2025-2026, which was released on March 25, 2025. These preliminary results are subject to change.

Budgetary balance within the meaning of the Balanced Budget

Fiscal year ending March 31
(dollar amounts in millions)

	2022	2023	2024	Preliminary Results 2025	(3)	Budget Forecast 2026
Accounting surplus (deficit)	2,567	−3,126	−5,994	−8,078		−11,430
Deposits of dedicated revenues in the Generations Fund(4)	−3,617	−3,082	−2,047	−2,354		−2,177
Accounting changes	278	124	-	-		-
Budgetary balance within the meaning of the Balanced Budget Act	−772	−6,084	−8,041	−10,432		−13,607

(1) Financial information is presented on a consolidated basis, as in Budget 2025-2026.

(2) Fiscal 2022 through 2025 data have been reclassified to be on the same budgetary structure as Fiscal 2026, as in Budget 2025-2026.

(3) The Preliminary Results 2025 are based on financial information presented as at March 31, 2025 in Budget 2025-2026, which was released on March 25, 2025. These preliminary results are subject to change.

(4) The Generations Fund was created in June 2006 by the adoption of the Act to reduce the debt and establish the Generations Fund and is a separate entity from the General Fund. This Act establishes the fund as a permanent tool for reducing the debt burden. In addition, it stipulates that the sums accumulated in the Generations Fund are dedicated exclusively to repaying the debt. As of Fiscal 2024, the Government has reviewed the share of revenues dedicated to the payments into the Generations Fund. To that end, changes to the Act have been made in December 2023.

Funded Debt of Public Sector (net of sinking fund balances)

As of March 31
(dollar amounts in millions)(1)

	2021	2022	2023	2024	Preliminary Results 2025	(2)
Government Funded Debt
Borrowings- Government	206,483	214,882	222,795	238,275	261,311
Government Guaranteed Debt(3)	44,831	46,225	49,438	53,537	57,146
Municipal Sector Debt	30,020	31,263	30,952	32,414	33,830
Education Institutions(4)	1,207	1,219	1,209	1,232	1,232
Public Sector Funded Debt	282,541	293,589	304,394	325,458	353,519
Per Capita ($)	33,042	34,250	35,096	36,783	39,037
As percentage of(5)
GDP	62.6%	57.9%	55.2%	56.2%	57.8%
Household income	64.6%	63.7%	61.4%	62.2%	63.3%

(1) Canadian dollar equivalent at the dates indicated for borrowings in foreign currencies after taking into account currency swap agreements and foreign exchange forward contracts.

(2) The Preliminary Results 2025 are based on financial information available as at March 31, 2025. These preliminary results are subject to change.

(3) Represents debt of Hydro-Québec. From 2024 onwards, debt includes an amount of US$750 million from Great River Hydro NE LLC that is not guaranteed by the government.

(4) Represents debt of the universities other than the Université du Québec and its constituents.

(5) Percentages are based upon the prior calendar year's GDP and household income.

Québec

Montreal region
Montréal
0 10 20km
Nunavut
Hudson Strait
Ungava Bay
Hudson Bay
Labrador Sea
James Bay
Tracé de 1927 du Conseil privé (non définitif)
Île d'Anticosti
Fleuve Saint-Laurent
Golfe du Saint-Laurent
Newfoundland and Labrador
Îles de la Madeleine
New Brunswick
Prince Edward Island
Nova Scotia
Ontario
United States
Economic Activities
Airport
Aluminum
Group of aluminums (3)
Electricity
Wind farm
Electronics
Active mine
Group of active mines (5)
Port
Chemical products
Forestry products
Transport
Boundaries
North of attributable forest
Area covered by Northern Territory
Borders
International
Interprovincial
Quebec – Newfoundland-and-Labrador (this border is not final)
© Gouvernement du Québec, 2025
0 100 200 km
Map projection: Lambert conic with two parallels of preserved scale (46th and 60th)

Overview

Québec is the largest by area of the ten provinces in Canada (1,667,712 square kilometers or 643,907 square miles, representing 17% of the geographical area of Canada) and the second largest by population (9.1 million, representing 21.9% of the population of Canada, as of January 2025). The population of Québec increased on average by 1.3% per year since 2020. Over the same period, the population of Canada increased on average by 1.9% per year.

Québec has a modern, developed economy. In 2024, the service sector contributed 75.4%, the manufacturing industry 12.3%, the construction industry 6.7%, the utilities industry 2.8% and the primary sector 2.8% to real GDP in chained 2017 dollars. Québec's real GDP represented 19.7% of Canada's real GDP in 2024. The leading service industries in Québec are community, business and personal services, finance, insurance and real estate, wholesale and retail trade, governmental services, transportation and warehousing and information and cultural services. The leading manufacturing industries in Québec are food products, primary metal products (including aluminum smelting) transportation equipment (including aircraft, motor vehicles and parts), fabricated metal products, chemical products, paper products, wood products and plastics and rubber products, and machinery products. With its significant hydroelectric resources, Québec generated 30.4% of the electricity produced in Canada in 2024.

Montréal and Ville de Québec, the capital of Québec, are the main centers of economic activity. Montréal is one of the important industrial, commercial and financial centers of North America and is Canada's second largest urban area as measured by population. Port of Montréal is the leading container port in Eastern Canada and a major international port linked to more than 140 countries around the world. Situated on the St. Lawrence River, Port of Montréal provides access to the Atlantic Ocean and the inland navigation system of the Great Lakes.

French is the official language of Québec and is spoken by approximately 94% of its population.

Constitutional Framework

Canada is a federation of ten provinces and three federal territories, with a constitutional division of responsibilities between the federal and provincial parliaments as set out in the Constitution of Canada.

Under the Constitution, each provincial parliament has exclusive authority to raise revenue for provincial purposes through direct taxation within its territorial limits. Each province also has exclusive authority to regulate education, health, social services, property and private law, natural resources, municipal institutions and, generally, all other matters of a purely local or private nature in its province. Additionally, each province has the exclusive authority to regulate and raise revenue from the exploration, development, conservation and management of natural resources.

The federal parliament is empowered to raise revenue by any method or system of taxation and generally has authority over matters or subjects not assigned exclusively to the provincial parliaments. It has exclusive authority over the regulation of extraprovincial trade and commerce, currency and coinage, banks and banking, national defence, naturalization and aliens, postal service, navigation and shipping and bills of exchange, interest and bankruptcy.

The Constitution Act, 1982 (the "Constitution Act") includes various modifications to the Constitution. It provides, among other things, that amendments to the Constitution be effected in Canada according to an amending formula and no longer through enactments of the Parliament of the United Kingdom. The Constitution Act came into effect in 1982 notwithstanding the opposition of the National Assembly of Québec (the "National Assembly") and the government of Québec to certain clauses relating to provincial jurisdiction and the terms of the amending formula.

Following the last general election, held on October 3, 2022, the Coalition Avenir Québec formed a majority Government. With regard to Québec's place in Canada, the Coalition Avenir Québec pursues a policy that seeks greater economic and political autonomy, promotes Québec's interests and focuses on strengthening Québec's place within the federation.

Government

Legislative power in Québec is exercised by the Parliament of Québec, composed of the National Assembly and the Lieutenant Governor (the "Parliament"). The National Assembly consists of 125 members elected by popular vote from single member districts. According to constitutional practice, the leader of the party with the largest number of elected members becomes Prime Minister and forms the Government.

Executive power in Québec is vested in the Government of Québec, composed of the Conseil exécutif and the Lieutenant Governor (the "Government"). The Conseil exécutif, which consists of the Prime Minister and all other ministers, is accountable to the National Assembly. The Lieutenant Governor, which is a federal government appointee, always acts with, or on the recommendation of, the Prime Minister or the Conseil exécutif.

The National Assembly consists of 86 members of the Coalition Avenir Québec, 19 members of the Québec Liberal Party, 12 members of Québec solidaire, 5 members of the Parti Québécois 2 independent members and one vacant seat. The next general election will be held on October 5, 2026, subject to earlier dissolution of the National Assembly by the Lieutenant Governor upon the recommendation of the Prime Minister.

Aboriginal Peoples

Over the past 25 years various aboriginal communities have initiated legal actions to have the existence of their alleged aboriginal rights (including aboriginal title) recognized and to obtain damages and interest as compensation for alleged infringements of their rights. The existing aboriginal and treaty rights of aboriginal peoples of Canada are recognized under section 35 of the Constitution Act, 1982. Taken as a whole, aboriginal peoples are claiming $10.1 billion in damages and interest through these actions.

Included among these legal actions are five claims for damages and interest filed as part of efforts to contest the validity of a provision of a federal statute, the James Bay and Northern Québec Native Claims Settlement Act, S.C. 1977, c.32 (the "JBNQ Act") which implements the 1975 James Bay and Northern Québec Agreement (the "JBNQA"). The effect of that provision was to extinguish all aboriginal claims, rights, titles and interests, regardless of their nature, in respect of the territory covered by the JBNQA (which includes territorial regions of James Bay and Nunavik north of the 49th parallel). The following bands or communities initiated legal actions regarding the JBNQA Act:

— The Innu community of Pessamit seek $75 million in compensation for the alleged loss of enjoyment of its aboriginal rights for more than 25 years; alternatively, it claims $250 million as fair compensation in the event the Court concludes that its aboriginal rights have been extinguished; this case is currently suspended;

— The Innu community of Innus de Uashat mak Mani-Utenam is claiming compensation for an aggregate amount of $1.5 billion in damages and interest and revenue sharing for the alleged unlawful use and management of the lands, including with respect to hydroelectric facilities. Part of the territory that is covered by this claim overlaps with the JBNQA territory; Québec and Hydro-Québec are contesting this claim; the portion of the claim related to the JBNQA territory is suspended indefinitely;

— The Atikamekw are claiming compensation for an aggregate amount of $300 million in damages and interest; Québec is contesting this claim, which was officially suspended through 2012 and has remained inactive since then;

— The Matimekush Lac-John Innu community is claiming compensation for an aggregate of $500 million in damages and interest; Québec is contesting this claim; and

— The Abitibiwinni (Pikogan), Lac Simon, Long Point (Winneway) and Kitcisakik Québec Algonquin communities and the Wahgoshig Ontario Algonquin community are claiming compensation for an aggregate of $500 million in damages and interest; Québec is contesting this claim.

In addition, legal actions have been filed by three Innu communities (Essipit, Pekuakamiulnuatsh, and Nutashkuan), seeking an aggregate compensation of $3 billion in damages and interest and recognition of aboriginal rights and aboriginal title with respect to their alleged traditional territories. Ongoing negotiations are being held between the governments and these three Innu communities with the aim of concluding a final agreement concerning their overall land claims.

Four other legal actions seeking damages and interest have been filed by aboriginal plaintiffs to obtain compensation for alleged infringements of their rights over their alleged traditional territories:

— The Innu community of Pessamit is claiming compensation for an aggregate of $500 million in damages and interest and revenue sharing for the alleged unlawful use and management of land in respect of hydroelectric facilities; Québec and Hydro-Québec are contesting this claim. On February 15, 2024, Québec, Hydro-Québec and the Innus of Pessamit have signed a framework agreement which provides for a temporary suspension of the proceedings to enable out-of-court settlement negotiations;

— The Innu community of Pessamit is also claiming compensation for an aggregate of $1 billion in damages and interests against Québec and Canada for the alleged infringement of its aboriginal rights in relation with forest development, $2.1 billion against Québec for breach of its alleged right to develop the forest resource and $50 million in damages and interests against Québec and a forest company for logging activities carried out on René-Levasseur Island; this case is currently suspended;

— Several members of the Uashat-Maliotenam community near Sept-Îles are claiming compensation for an aggregate of $350 million in damages and interest in respect of aboriginal title and aboriginal rights on a vast territory located north of Sept-Îles; Québec is contesting this claim.

In addition, on July 30, 2024, a class action has been filed against Québec and Canada for damages suffered by Inuit and Indigenous children and families living off-reserve due to the Québec and Canada Governments' alleged failure to provide adequate family and child support services. The plaintiffs are seeking an amount between $40,000 and $300,000 per class member, depending on the severity of the damages suffered. They are also seeking punitive damages, the amount of which is at the discretion of the court. At this stage, it is not possible to determine the number of class member.

ECONOMY

Economic Developments in 2024

Canada. Gross domestic product ("GDP") adjusted for inflation in chained 2017 dollars ("real GDP"), as published in the National Economic Accounts on February 28, 2025, increased at a rate of 1.5% in 2024, the same as in 2023. This increase was mainly attributable to the growth of consumer spending and government expenditures and investment. Final domestic demand increased by 2.0% in real terms in 2024, compared to an increase of 1.1% in 2023. Real consumer spending increased by 2.4% in 2024, compared to an increase of 1.8% in 2023. International exports increased by 0.6% in volume and by 1.8% in value in 2024, compared to increases of 5.0% and 1.1%, respectively, in 2023. Imports increased by 0.6% in volume and by 2.8% in value in 2024, compared to increases of 0.3% in volume and 2.6% in value in 2023.

In real terms, non-residential investment increased by 0.7% in 2024, the result of an increase of 7.2% in the government sector and a decrease of 1.5% in the business sector. Residential investment decreased by 1.1% in 2024, largely due to a decrease in renovation spending caused by high interest rates and the increased cost of materials. Government expenditure on goods and services increased by 3.2% in 2024.

The Consumer Price Index ("CPI") increased by 2.4% in 2024. Overall employment increased by 1.9% in 2024, while the unemployment rate increased to 6.3% from 5.4% in 2023.

Québec. Real GDP, as published in the Québec Economic Accounts on March 26, 2025, increased at a rate of 1.4% in 2024, compared to an increase of 0.6% in 2023. Final domestic demand increased by 2.3% in real terms in 2024, compared to a 0.2% decrease in 2023. Real consumer spending increased by 3.1% in 2024, compared to an increase of 1.8% in 2023. International exports increased by 0.8% in volume and by 3.6% in value in 2024, compared with increases of 4.7% in volume and 6.4% in value in 2023. International imports increased by 2.6% in volume and by 4.0% in value in 2024, compared with a decrease of 0.6% in volume and an increase of 1.5% in value in 2023.

In real terms, non-residential investment decreased by 1.5% in 2024, the result of decreases of 2.8% in the government sector and 0.8% in the business sector. Residential investment increased by 2.9% in 2024.

The CPI increased by 2.3% in 2024. Overall employment increased by 1.0% in 2024 while the unemployment rate increased to 5.3% from 4.5% in 2023.

Plan Nord

The Plan Nord territory covers nearly 1.2 million square kilometers and accounts for 72% of Québec's geographic area. It contains a large variety of mineral resources, including gold, iron, lithium and graphite, as well as clean and renewable energy resources.

The Government seeks to develop the Plan Nord territory's natural resources and intends to invest to support large-scale strategic development projects, including roads, social housing, training facilities and national parks and to implement actions in areas such as tourism, culture and education. These investments are made through the Société du Plan Nord, an agency created in 2015 to coordinate Government's action for the Plan Nord territory's development.

Following the end of its first two action plans for 2015-2020 and 2020-2023, the Société du Plan Nord presented in December 2023 its Northern Action Plan 2023-2028. This Plan details the Government's vision for the specific economic, social, and environmental development issues facing the northern territory. The Government and its partners expect to invest nearly $2.6 billion in the sustainable development of Québec northern territory by 2028, of which $1 billion has been invested as of March 31, 2025.

In March 2016, in order to accelerate the development of mining projects in the Labrador Trough region, the Government acquired the rail and port facilities at Pointe-Noire, near the Sept-Îles port. The Government now manages and develops these industrial facilities in a multi-user approach, through the Société Ferroviaire et Portuaire de Pointe-Noire Limited Partnership ("SFPPN").

The Government also invests, through the Natural Resources and Energy Capital Fund (formerly known as the Capital Mines and Hydrocarbon Fund), to acquire equity interests in companies that extract mineral substances from land in the "domain of the State" (i.e. Québec) and, under certain conditions, in companies that process such substances. In order to support the utilization and processing of all natural resources, as provided by Budget 2019-2020, the scope of the Natural Resources and Energy Capital Fund has been extended to projects related to all natural resources and energy development such as forestry and green energy. To support more investment projects in the coming years, the Government has increased, in Budget 2024-2025, the capitalization of the Natural Resources and Energy Capital Fund from $1 billion to $1.5 billion.

TABLE.1
Main Economic Indicators of Québec(1)
(dollar amounts in millions, except for per capita amounts)

	2020	2021	2022	2023	2024	Compound Annual Rate of Growth 2020-2024
GDP
At current market prices	451,344	507,464	551,681	579,460	611,658
	-1.8%	12.4%	8.7%	5.0%	5.6%	5.9%
In chained 2017 dollars	421,445	452,009	467,246	470,252	476,635
	-4.7%	7.3%	3.4%	0.6%	1.4%	1.5%
Per capita	49,286	52,731	53,873	53,148	52,632
	-5.5%	7.0%	2.2%	-1.3%	-1.0%	0.2%
Household income	437,662	460,581	495,782	523,038	558,480
	5.4%	5.2%	7.6%	5.5%	6.8%	6.1%
Per capita	51,182	53,731	57,163	59,114	61,669
	4.6%	5.0%	6.4%	3.4%	4.3%	4.7%
Capital expenditures	43,172	48,000	55,113	60,362	64,993
	-5.7%	11.2%	14.8%	9.5%	7.7%	7.3%
Value of manufacturers' shipments	153,694	185,060	217,487	215,536	219,054
	-9.7%	20.4%	17.5%	-0.9%	1.6%	5.2%
Retail trade	137,512	157,323	170,688	177,080	180,797
	0.7%	14.4%	8.5%	3.7%	2.1%	5.8%

	(In thousands of persons)
Population (at July 1)	8,551	8,572	8,673	8,848	9,056
	0.8%	0.2%	1.2%	2.0%	2.4%	1.3%
Labor Force	4,487	4,539	4,591	4,734	4,823
	-0.9%	1.2%	1.1%	3.1%	1.9%	1.3%
Participation rate (percentage)	63.9%	64.3%	64.4%	65.3%	64.9%
Employment	4,088	4,262	4,392	4,523	4,566
	-4.9%	4.3%	3.1%	3.0%	1.0%	1.2%
Unemployment rate (percentage)	8.9%	6.1%	4.3%	4.5%	5.3%

	(2002=100)
CPI	132.8	137.8	147.0	153.6	157.2
	0.8%	3.8%	6.7%	4.5%	2.3%	3.6%
(1) Unless otherwise indicated, percentages are percentage changes from the previous year. Sources: Institut de la statistique du Québec and Statistics Canada.

Economic Structure

In 2024, Québec accounted for 19.7% of Canada's real GDP. The service sector accounted for 75.4% of Québec's real GDP, compared with 21.9% for the secondary sector and 2.8% for the primary sector. Québec's economy is influenced by developments in the economies of its major trading partners, especially the United States, which is Québec's largest export market. In 2023, the value of exports (including to other Canadian provinces) represented 46.3% of Québec's nominal GDP.

The following table shows the contribution of each sector to real GDP, which includes net taxes (taxes less subsidies), paid on factors of production. GDP is a measure of value added (the total value of goods delivered, and services rendered less the cost of materials and supplies, fuel and electricity).

TABLE.2

Real Gross Domestic Product by Sector at Basic Prices in Chained 2017 Dollars(1)
(dollar amounts in millions)

					% of total 2023			% of total 2024
	2020	2021	2022	2023	Québec	Canada	2024	Québec	Canada
Primary Sector
Agriculture, forestry, fishing and hunting	6,305	6,189	6,291	6,022	1.4	1.8	6,315	1.4	1.8
Mining and oil and gas extraction	5,465	5,771	5,595	5,886	1.3	5.0	6,159	1.4	5.1
	11,770	11,960	11,887	11,909	2.7	6.8	12,474	2.8	6.9
Secondary Sector
Manufacturing	50,847	54,557	56,759	56,152	12.8	9.6	54,672	12.3	9.1
Construction	28,175	30,801	30,469	29,554	6.8	7.4	29,854	6.7	7.3
Utilities	12,965	13,410	13,705	12,750	2.9	2.0	12,373	2.8	2.0
	91,987	98,768	100,933	98,456	22.5	19.1	96,899	21.9	18.4
Service Sector
Community, business and personal services	111,769	123,105	130,692	133,304	30.5	28.2	136,404	30.8	28.4
Finance, insurance and real estate	71,649	75,703	77,164	78,392	17.9	20.4	80,056	18.1	20.6
Wholesale and retail trade	46,059	49,709	49,508	49,304	11.3	10.4	50,160	11.3	10.4
Governmental services	32,057	33,893	34,544	35,148	8.0	7.3	35,758	8.1	7.4
Transportation and warehousing	13,534	14,298	16,924	17,941	4.1	4.4	18,399	4.2	4.5
Information and cultural services	12,243	12,528	13,220	13,203	3.0	3.4	13,243	3.0	3.4
	287,311	309,236	322,053	327,292	74.9	74.2	334,020	75.4	74.7
Real GDP	391,039	419,900	434,498	437,231	100.0	100.0	442,866	100.0	100.0

(1) North American Industrial Classification System (NAICS) in chained 2017 dollars. For the chained 2017 dollars, the aggregate amounts are not       equal to the sums of their components.

Sources: Institut de la statistique du Québec and Statistics Canada.

Primary Sector. In 2024, the primary sector, which includes agriculture, forestry, fishing and hunting and mining and oil and gas extraction, contributed 2.8% to real GDP and accounted for 1.9% of employment in Québec. Québec's forests, covering 900,168 square kilometers, or 347,557 square miles, are among its most important natural resources. Québec's logging operations were estimated to have generated revenue of $2.703 billion from sales to domestic and foreign customers in 2023. In 2024, the value of fabricated wood products shipments increased by 11.6% and the value of exports increased by 7.6%. Mining and oil and gas extraction represented 49.4% of the primary sector in 2024. In 2023, the value of mineral production amounted to $12.0 billion with production concentrated mainly in iron and gold.

Secondary Sector. In 2024, the secondary sector, which consists of the utilities, manufacturing and construction industries, contributed 21.9% to real GDP and accounted for 18.9% of employment in Québec. In terms of real GDP, the construction industry increased by 1.0% and the utilities industry decreased by 3.0% in 2024 over 2023. This decrease in the utilities industry is mainly attributable to the decrease in the volume of exports of Hydro-Québec's caused by low runoff in the regions where its main reservoirs are located. The impact of mild temperatures in Québec throughout the year, which resulted in lower electricity consumption due to lower heating costs, is another factor that explain this decline. Electricity production, which accounts for approximately 90% of the utilities industry, fell by 3.3% in 2024. In 2024, real GDP in the manufacturing industry decreased by 2.6% and employment decreased by 0.5%. The slowdown in economic activity from Québec's trading partners explains the decrease in manufacturing real GDP. The manufacturing industries that showed the strongest growth are wood product manufacturing (5.4% in real GDP and -2.8% in employment), computer and electronic product manufacturing (3.3% in real GDP and −1.0% in employment), petroleum and coal product manufacturing (1.6% in real GDP and 3.2% in employment), chemical manufacturing (1.1% in real GDP and 1.7% in employment). The manufacturing industries that showed the strongest decline are printing and related support activities  (−16.4% in real GDP and −2.7% in employment), clothing and leather and allied products (−12.7% in real GDP and −2.7% in employment),  textile (−9.0% in real GDP and −2.8% in employment), paper manufacturing (−9.0% in real GDP and 3.5% in employment), and miscellaneous manufacturing (−8.5% in real GDP and −1.0% in employment). The leading manufacturing industries in Québec are primary metal products (including aluminum smelting), food products, transportation equipment (including aircraft, motor vehicles and parts), fabricated metal products, chemical products, paper and wood products manufacturing. Durable goods accounted for 59.2% of manufacturing real GDP and 60.8% of manufacturing employment. As a result of its competitive advantage in low-cost electricity production, Québec is one of the world's leading producers of aluminum.

The leading manufacturing industries in Québec are food products, primary metal products (including aluminum smelting), transportation equipment (including aircraft, motor vehicles and parts), fabricated metal products, chemical products, paper and wood products manufacturing. Durable goods accounted for 59.2% of manufacturing real GDP and 60.8% of manufacturing employment. As a result of its competitive advantage in low-cost electricity production, Québec is one of the world's leading producers of aluminum.

TABLE.3
Value of Manufacturer's Shipments(1)
(dollar amounts in millions)

	2020	2021	2022	2023	% of total 2023	2024	% of total 2024
Food manufacturing	24,877	27,199	30,609	32,581	15.1	33,218	15.2
Primary metal manufacturing	20,988	29,426	32,228	31,807	14.8	32,653	14.9
Transportation equipment manufacturing	17,871	18,714	21,299	26,456	12.3	29,256	13.4
Fabricated metal product manufacturing	10,156	12,841	15,397	14,571	6.8	14,666	6.7
Chemical manufacturing	9,809	10,911	13,546	12,765	5.9	12,787	5.8
Paper manufacturing	9,235	9,626	11,688	12,124	5.6	11,592	5.3
Wood product manufacturing	9,355	13,393	13,078	10,019	4.6	10,924	5.0
Machinery manufacturing	7,435	7,965	9,230	10,410	4.8	10,371	4.7
Plastics and rubber products manufacturing	7,818	9,654	10,814	10,204	4.7	10,269	4.7
Beverage and tobacco product manufacturing	5,342	5,751	5,946	6,029	2.8	5,884	2.7
Electrical equipment, appliance and component manufacturing	3,299	3,807	4,805	5,269	2.4	5,476	2.5
Furniture and related product manufacturing	3,752	4,358	5,228	5,204	2.4	4,795	2.2
Others(2)	23,757	31,415	43,621	38,097	17.7	37,163	17.0
TOTAL	153,694	185,060	217,487	215,536	100.0	219,054	100.0

(1) North American Industrial Classification System (NAICS).

(2) Including notably, computer and electronic product manufacturing, non-metallic mineral product manufacturing, miscellaneous manufacturing and printing and related support activities.

Source: Statistics Canada.

Service Sector. The service sector includes a wide range of activities such as community, business and personal services, finance, insurance and real estate, wholesale and retail trade, governmental services, transportation and warehousing and information and cultural services. In 2024, the service sector contributed 75.4% to real GDP and accounted for 79.2% of employment in Québec.

In terms of real GDP, the following sectors recorded an increase in 2024: transportation and warehousing (2.6%), community, business and personal services (2.3%), finance, insurance and real estate (2.1%), wholesale and retail trade (1.7%), governmental services (1.7%) and information and cultural services (0.3%). No sectors recorded a decrease in 2024. Due to Québec's large territory, transportation facilities are essential to the development of its economy. Waterway transportation is provided mainly through the St. Lawrence River Seaway. Highway, rail and air transportation systems service the populated areas, with higher concentrations in the metropolitan areas of Montréal and Ville de Québec.

The financial sector includes large Canadian and foreign banks, insurance companies and other private financial institutions, cooperative institutions and Government financial intermediary enterprises and fiduciary Government bodies, including the Caisse de dépôt et placement du Québec (the "Caisse"), which is one of the largest institutional fund managers in North America.

Capital Expenditures. In 2024, the value of total non-residential capital expenditures increased by 7.7% in Québec. Non-residential capital expenditures increased by 3.4% in the private sector and by 12.4% in the public sector. The increase in non-residential capital expenditures in the public sector was due, in part, to a 6.6% increase in expenditures under the Québec Infrastructure Plan.

The increase in non-residential capital expenditures resulted from increases in manufacturing (16.8%), construction (11.2%), wholesale and retail trade (10.6%), transportation and warehousing (10.0%), information, cultural and other utilities (9.8%), governmental, educational, health and social services (9.3%), finance, insurance and real estate operators (7.5%) and mining and oil and gas extraction (0.5%). These increases were partially offset by decreases in business services, accommodation and other services (-10.0%) agriculture, forestry and hunting (-5.5%).

TABLE.4

Private and Public Sectors Capital Expenditures in Québec
(dollar amounts in millions)

					% of Total		% of Total
	2020	2021	2022	2023	2023	2024	2024

Non-residential Investment:
Governmental, educational, health and social services	13,665	13,901	16,106	18,996	31.5	20,756	31.9
Information, cultural and other utilities	6,791	7,855	8,308	9,439	15.6	10,369	16.0
Manufacturing	4,650	5,436	6,526	7,656	12.7	8,232	12.7
Transportation and warehousing	5,904	5,890	6,202	5,641	9.3	6,589	10.1
Finance, insurance and real estate operators	2,694	3,286	4,096	4,127	6.8	4,540	7.0
Mining and oil and gas extraction	1,853	2,637	2,955	3,469	5.7	3,838	5.9
Construction	1,301	2,007	2,458	3,110	5.2	3,458	5.3
Business services, accommodation and other services	2,652	#N/A	3,653	3,484	5.8	3,136	4.8
Wholesale and retail trade	#N/A	2,293	2,723	2,604	4.3	2,619	4.0
Agriculture, forestry, fishing and hunting	1,181	1,586	1,747	1,920	3.2	1,815	2.8
	43,172	48,000	55,113	60,362	100.0	64,993	100.0

Private sector	21,517	24,862	29,833	31,710	52.5	32,798	50.5
Public sector	21,655	23,138	25,280	28,653	47.5	32,195	49.5
	43,172	48,000	55,113	60,362	100.0	64,993	100.0

Source: Statistics Canada

Labor Force. In 2024, the labor force in Québec was estimated at 4.8 million persons, an increase of 1.9% from 2023. The participation rate for 2024 was estimated at 64.9% in Québec, compared to 65.5% in Canada. Total employment increased by 1.0% in 2024 in Québec, compared to a 1.9% increase in Canada. The unemployment rate in Québec increased to 5.3% from 4.5% in 2023, while the unemployment rate in Canada increased to 6.3% from 5.4% in 2023.

Energy. Of the total energy consumed in Québec in 2022 (the most recent year for which information is available), energy derived from electricity accounted for 41%, oil for 36%, natural gas for 14%, biofuel for 7%, coal for 1% and other natural liquified gas (LNG) for 1%.

Québec generates approximately one-third of all electricity produced in Canada and is one of the largest producers of hydroelectricity in the world. In 2022, 99.8% of all electricity produced in Québec was from renewable sources. Approximately 40,701 megawatts ("MW") of hydroelectric capacity (including the capacity of independent producers but excluding the firm capacity currently available from Churchill Falls (Labrador) Corporation Limited) was installed in 2023. Of the total electricity available for distribution in Québec in 2022, 11.2% (based on sales volume) was exported to the United States and to other Canadian provinces, compared with 15.7% in 2020.

Exports and Imports. In 2024, Québec's exports of goods and services totaled $283.4 billion of which $175.1 billion (61.8%) was international exports and $108.3 billion (38.2%) was interprovincial exports. Québec's imports of goods and services totaled $301.9 billion, of which $204.0 billion (67.6%) were international imports and $97.9 billion (32.4%) were interprovincial imports. Québec's international exports represented 17.6% of Canada's total exports. In 2024, Québec's external sector (as defined by the Economic Accounts of the Institut de la statistique du Québec) registered an overall deficit of $18.5 billion, including deficits of $28.9 billion on international trade and a surplus of $10.4 billion on interprovincial trade. In 2023, Québec registered an overall deficit of $19.1 billion, including a deficit of $27.2 billion on international trade and a surplus of $8.0 billion on interprovincial trade. Québec's international exports of goods are diversified: in 2024, aircrafts and spacecrafts had the largest export share, accounting for 11.5% of the total. Nuclear reactors, boilers, machinery and mechanical appliances ranked second with 10.6% and aluminium and articles thereof ranked next with 9.4%. International exports of goods originating from Québec, calculated by the Institut de la statistique du Québec from data on Canada's total exports of goods, were $124.3 billion for 2024 compared with $118.6 billion in 2023, a progression of 4.8%.

Increases occurred in the value of exports of copper and articles thereof (21.1%), aircrafts and spacecrafts (20.5%), motorcycles and other similar vehicles (18.5%), wood and articles of wood (6.0%), aluminum and articles thereof (5.1%), nuclear reactors, boilers, machinery and mechanical appliances (4.6%), ores, slag and ash (3.9%) and paper, paperboard and articles made from these materials (1.7%). These increases were partially offset by decreases in mineral fuels, mineral oils, bituminous substances and mineral waxes (−15.4%), pearls, precious stones or metals (−6.0%), and plastics and articles thereof (−0.2%).

The United States is Québec's principal international export market, accounting for 73.4% of its international exports of goods in 2024 (for a discussion of trade agreements applicable between Canada and the United States see "Free Trade Agreements" section below). The balance of international exports is broadly distributed: Europe (11.4%), Asia excluding Middle East (8.4%), Middle East (1.8%), and the rest of the world (4.9%). The share of international exports to destinations other than the United States declined from 30.1% in 2014 to 26.6% in 2024.

Québec's international exports and imports of services are also diversified, as reflected in tables 7 and 8, which include the most recently available data.

TABLE.5
Québec's International Exports of Goods
(dollars amounts in millions)

	2020	2021	2022	2023	% of total 2023	2024	% of total 2024
Aircrafts and Spacecrafts	8,616	8,725	9,596	11,845	10.0	14,271	11.5
Nuclear Reactors, Boilers, Machinery and Mechanical Appliances	8,274	8,952	10,391	12,607	10.6	13,191	10.6
Aluminum and Articles Thereof	7,241	10,468	12,658	11,094	9.4	11,662	9.4
Motor Vehicles, Trailers, Bicycles, Motorcycles and Other Similar Vehicles	4,460	4,662	5,087	6,755	5.7	8,007	6.4
Ores, Slag and Ash	5,586	6,311	6,345	6,528	5.5	6,784	5.5
Paper, Paperboard and Articles Made From These Materials	4,425	4,699	5,790	5,671	4.8	5,768	4.6
Mineral Fuels, Mineral Oils, Bituminous Substances and Mineral Waxes	2,785	4,062	6,748	6,176	5.2	5,225	4.2
Copper and Articles Thereof	2,632	3,771	3,596	3,816	3.2	4,621	3.7
Wood and Articles of Wood (Incl. Wood Charcoal)	3,847	5,895	5,610	4,222	3.6	4,473	3.6
Pearls, Precious Stones or Metals, Coins and Jewellery	1,844	2,569	2,193	4,267	3.6	4,010	3.2
Plastics and Articles Thereof	3,049	3,608	4,072	3,859	3.3	3,851	3.1
Other goods(1)	33,481	36,637	41,307	41,783	35.2	42,388	34.1
Total	86,241	100,359	113,393	118,623	100.0	124,263	100.0

(1) The other goods category represents diverse products or product groups from a broad range of industrial and manufacturing sectors, such as electrical or electronic machinery and equipment, optical, medical, photographic, scientific and technical instrumentation and iron and steel.

Source: Institut de la statistique du Québec, customs basis.

TABLE.6
Québec's International Imports of Goods
(dollar amounts in millions)

	2020	2021	2022	2023	% of Total 2023	2024	% of Total 2024

Motor Vehicles, Trailers, Bicycles, Motorcycles and Other Similar Vehicles	12,752	15,587	19,439	23,305	18.8	24,235	19.0

Nuclear Reactors, Boilers, Machinery and Mechanical Appliances	13,123	13,483	15,503	18,053	14.5	19,005	14.9

Mineral Fuels, Mineral Oils, Bituminous Substances and Mineral Waxes	5,655	8,738	14,691	11,330	9.1	10,315	8.1

Electrical or Electronic Machinery and Equipment	7,021	7,795	9,135	8,947	7.2	8,986	7.0

Aircrafts and Spacecrafts	3,947	3,847	4,021	4,906	4.0	5,660	4.4

Pharmaceutical Products	3,263	3,912	3,908	3,986	3.2	5,283	4.1

Inorganic Chemicals and Compounds of Precious Metals and Radioactive Elements	1,936	2,225	2,858	2,761	2.2	3,272	2.6

Optical, Medical, Photographic, Scientific and Technical Instrumentation	2,303	2,371	2,626	2,832	2.3	2,911	2.3

Plastics and Articles Thereof	2,503	3,022	3,425	2,690	2.2	2,751	2.2

Copper and Articles Thereof	1,220	1,886	2,351	2,148	1.7	2,218	1.7

Rubber and Articles Thereof	1 727	1 696	1 870	2 063	1.7	2,164	1.7

Other goods(1)	33 016	38 079	44 222	41 126	33.1	40,983	32.0

Total	88,464	102,639	124,049	124,148	100.0	127,783	100.0

(1) The other goods category represents diverse products or product groups from a broad range of industrial and manufacturing sectors, such as beverages, spirits and vinegar, furniture and stuffed furnishings, rubber and articles thereof, woven clothing and articles of apparel and articles of iron or steel.

Source: Institut de la statistique du Québec, customs basis.

TABLE.7
Québec's International Exports of Services
(dollar amounts in millions)

	2018	2019	2020	% of total 2020	2021	% of total 2021
Professional services	7,120	7,908	8,857	24.9	11,658	28.5
Wholesale and retail sales	8,291	7,117	6,805	19.2	8,012	19.6
Transportation and related services	8,040	8,420	7,273	20.5	7,532	18.4
Finance, Insurance and real estate	3,967	4,287	4,496	12.7	4,693	11.5
Administrative services	2,834	3,921	3,838	10.8	4,385	10.7
Information and cultural services	1,796	1,615	1,615	4.5	2,036	5.0
Health, education and public administration	1,059	1,356	1,543	4.3	1,440	3.5
Accommodation and food services	2,998	3,348	830	2.3	805	2.0
Arts, entertainment and recreation services	604	758	203	0.6	229	0.6
Other services	72	86	61	0.2	51	0.1
Total	36,782	38,816	35,521	100.0	40,842	100.0
Source: Statistics Canada, input-output tables.

TABLE.8
Québec's International Imports of Services
(dollar amounts in millions)

	2018	2019	2020	% of total 2020	2021	% of total 2021
Finance, Insurance and real estate	5,898	5,662	6,298	26.7	6,495	25.6
Professional services	3,438	3,876	4,660	19.8	5,752	22.7
Administrative services	3,694	4,702	4,771	20.2	5,306	20.9
Information and cultural services	2,423	2,142	3,088	13.1	3,680	14.5
Transportation and related services	3,337	3,636	1,976	8.4	2,058	8.1
Accommodation and food services	4,111	3,794	1,266	5.4	732	2.9
Health, education and public administration	574	599	468	2.0	510	2.0
Wholesale and retail sales	322	396	327	1.4	389	1.5
Arts, entertainment and recreation services	1,104	1,009	452	1.9	266	1.0
Other services	273	309	258	1.1	185	0.7
Total	25,174	26,125	23,565	100.0	25,370	100.0
Source: Statistics Canada, input-output tables.

TABLE.9
Selected Trade Indicators for Québec
(dollar amounts in millions)

	2020	2021	2022	2023	2024
Exports of Goods and Services	199,306	226,764	257,380	272,849	283,394
Exports to other countries	121,272	137,647	158,799	168,938	175,093
Exports of goods to other countries	95,566	107,916	123,215	129,993	135,060
Exports of services to other countries	25,706	29,731	35,584	38,945	40,033
Exports to other provinces	78,034	89,117	98,581	103,911	108,301
Exports of goods to other provinces	41,312	47,986	52,138	53,563	54,591
Exports of services to other provinces	36,722	41,131	46,443	50,348	53,711
Ratio of Exports to Nominal GDP	44.2	44.7	46.7	47.1	46.3
Imports of Goods and Services	209,982	241,183	290,357	291,995	301,929
Imports from other countries	139,158	158,360	193,198	196,089	204,020
Imports of goods from other countries	115,852	133,649	164,185	162,909	168,013
Imports of services from other countries	23,306	24,711	29,013	33,180	36,007
Imports from other provinces	70,824	82,823	97,159	95,906	97,909
Imports of goods from other provinces	29,095	36,194	44,630	40,936	38,833
Imports of services from other provinces	41,729	46,629	52,529	54,970	59,077
Balance of Goods and Services	-10,676	-14,419	-32,977	-19,146	-18,535
Balance with other countries	-17,886	-20,713	-34,399	-27,151	-28,927
Balance with other provinces	7,210	6,294	1,422	8,005	10,392
Sources: Institut de la statistique du Québec and Statistics Canada, balance of payments.

Free Trade Agreements

Canada is a member of the World Trade Organization ("WTO") and has also signed other trade agreements in order to promote commerce with economic partners. In 1989, the United States and Canada entered into a free trade agreement ("FTA"), which has led to the gradual elimination of tariffs on goods and services between the two countries and to the liberalization of trade in several sectors including energy. The FTA provides for a binding binational review of domestic determinations in anti-dumping and countervailing duty cases and for binational arbitration of disputes between Canada and the United States as to either's compliance with the FTA or with the rules of the WTO.

In 1994, the North American Free Trade Agreement ("NAFTA") between Canada, the United States and Mexico entered into force, which resulted, with a few exceptions, in the elimination of tariffs on goods between the three nations.

In October 2018, Canada, the United States and Mexico entered into an agreement-in-principle on a modernized trade agreement to replace NAFTA. The new agreement, called the Canada-United States-Mexico Agreement ("USMCA"), maintains the tariff-free market access from the original NAFTA, and includes updates and new chapters to address modern-day trade challenges and opportunities. The USMCA entered into force on July 1, 2020. Further details regarding the recent evolution of trade relations between Canada and the United States are presented in the following subsection.

Canada is part of the WTO Government Procurement Agreement which provides Canadian suppliers access to U.S. federal contracts as well as some U.S. state government procurement. Québec has committed to offer suppliers from signatory countries access to certain of its government procurement markets.

Canada has effective free trade agreements with multiple Latin American countries (Chile, Colombia, Costa Rica, Honduras, Panama and Peru), the European Union ("CETA"), the member states of the European Free Trade Association (Norway, Switzerland, Iceland and Liechtenstein), Ukraine, Israel, Jordan and South Korea. Following the withdrawal of the United Kingdom (UK) from the European Union, the Canada-United Kingdom Trade Continuity Agreement entered into force on April 1, 2021, preserving preferential market access for both Canadian and UK businesses.

In March 2018, Canada signed the Comprehensive and Progressive Agreement for Trans-Pacific Partnership ("CPTPP"). Canada was joined in signing the CPTPP by Australia, Brunei, Chile, Japan, Malaysia, Mexico, New Zealand, Peru, Singapore, and Vietnam. The CPTPP is currently in force for these countries. On December 15, 2024, the UK officially joined CPTPP as a member. Canada and Mexico have not yet ratified the UK's accession to CPTPP. It will apply in Canada and Mexico once ratified. Canada is also engaged in ongoing free trade negotiations with the Association of Southeast Asian Nations ("ASEAN"). On November 15, 2024, Canada and Indonesia reached the conclusion of negotiations for a Comprehensive Economic Partnership Agreement ("CEPA"), with the agreement expected to be signed in 2025. On January 31, 2025, free trade agreement negotiations with Ecuador were concluded. This free trade agreement with Ecuador remains to be signed and should entered into force in 2026.

In addition to FTAs, Canada is party to nearly 40 bilateral foreign investment promotion and protection agreements, notably with China, Poland, Argentina and Hong Kong (China).

Trade relations between Canada and the United States

Since taking office on January 20, 2025, the current U.S. federal administration has adopted a more protectionist stance, emphasizing the need to strengthen domestic industries and reduce reliance on imports. As part of this approach, the administration adopted new tariffs on goods and services from several countries, including Canada.

As of April 4, 2025, several Canadian exports to the United States are subject to tariffs:

— International Economic Emergency Powers Act (IEEPA) tariffs: A 25% tariff applies to Canadian products deemed non-compliant with USMCA rules of origin, and a 10% tariff is applied to energy, critical and strategic minerals and potash. In the event of a suspension or cancellation of the IEEPA tariffs, a "reciprocal" tariff of 12% would be imposed on USMCA non-compliant goods, with exemptions of the tariffs for energy, critical and strategic minerals and potash, and new exemptions implemented for products that are or might be subject to other tariffs such as semiconductors, copper, wood products, pharmaceuticals, autos, as well as steel and aluminum products.

— National security tariffs (Section 232) on steel, aluminum, and certain of their derivative products: A 25% tariff on all imports of steel and aluminum products, including those from Canada. Several derived steel and aluminum products are also targeted, such as bumpers, tanks, certain air conditioners or refrigerators parts, and for most of these derivative products, only the steel and aluminum content is subject to the 25% tariff. Derivative aluminum and steel products manufactured in Canada using aluminum and steel smelted and casted (aluminum) or melted and poured (steel) in the U.S are not subject to this 25% national security tariff.

— National security tariffs (Section 232) on automobiles and auto parts: A 25% tariff applies only to the non-U.S. content of USMCA−compliant passenger vehicles and light trucks and fully applies to non USMCA-compliant passenger vehicles and light trucks. Starting on May 3rd, a 25% tariff will apply to non-USMCA compliant parts. in addition, the U.S. administration has announced that it will publish guidance  regarding the application of a tariff to the non-U.S. content of USMCA-compliant parts.

On February 25, and March 1, 2025, President Trump ordered investigations under Section 232 of the impacts of copper imports and wood products on the U.S. national security. The results of these investigations are expected prior to the end of November 2025, and could lead to subsequent actions by the President, such as tariffs, and/or quotas, or other type of measures to protect the U.S. domestic industry and national security.

Other Section 232 investigations are expected to be ordered on the imports of pharmaceuticals and semiconductors which could lead to tariffs or other measures being imposed on these sectors.

These tariffs are effective until further notice, and their scope may expand or be subject to modifications. The U.S. administration has not provided a clear timeline for their review or removal, and several measures, particularly those initiated under Section 232 of the Trade Expansion Act, could evolve or extend to new industry sectors. It is expected that economic momentum will be dampened by the trade dispute. This situation may have negative effects, mainly on non-residential investment and exports. The projections in Budget 2025-2026 reflect current assumptions regarding the impact of tariffs. However, the full effect of prolonged or changing trade conditions remains uncertain.

Softwood Lumber Dispute For many years, U.S. Forest products interests including lumber producers and various labor unions have pursued allegations that softwood lumber imports from Canada were subsidized by the federal and provincial governments. In 2006, the U.S. and Canada entered into the Softwood Lumber Agreement ("SLA").

In accordance with Article XVIII of the SLA, the United States undertook not to initiate trade actions under its domestic legislation in respect of Canadian softwood lumber for a period of 12 months following the expiration of the SLA. This "stand-still" period expired in October 2016.

The U.S. industry filed a trade complain in November 2016, and countervailing and antidumping duties were imposed with effect from April 2017. The rates of these duties are reviewed annually.

In August 2024, following its fifth administrative review of the lumber investigation, the U.S. Department of Commerce ("DOC") announced revised rates of duties. Consequently, since September 2024, the average Canadian combined rate is 14.40%. The same rate is applied for Resolute Forest Products.

On March 3 and April 4, 2025, the DOC published the preliminary results of the sixth administrative review of the anti-dumping and countervailing duty orders. If these rates are confirmed in the final determinations, the combined rate could increase from 14.40% to 34.45%, with effect from September 2025.

Canada is contesting the imposition of duties by the U.S. under chapter 19 of NAFTA, under chapter 10 of USMCA and under the dispute resolution process of the WTO. Québec supports the efforts of the Canadian federal government in finding a negotiated solution to the Softwood Lumber Dispute, through the conclusion of a new Softwood Lumber Agreement.

Should the Section 232 investigation into wood products result in the imposition of tariffs, it is expected that these tariffs would apply in addition to the existing antidumping and countervailing duties

GOVERNMENT FINANCES

Financial Administration

The Minister of Finance is responsible for the general administration of Government finances. The Financial Administration Act and the Balanced Budget Act govern the management of public funds in Québec and the Public Administration Act governs the management of the Government's financial, human, physical and informational resources.

The Minister of Finance also manages the Generations Fund, which was established in June 2006 pursuant to the Act to reduce the debt and establish the Generations Fund in order to reduce the Government's debt burden.

The Government adopts Orders in Council that authorize the Minister of Finance to conclude financial contracts, including those pertaining to the Government's borrowings. The Conseil du trésor adopts the accounting policies that the Minister of Finance develops and proposes.

Government accounts are maintained according to the accrual accounting method in accordance with CPA Canada's Public Sector Accounting Standards. The Government's fiscal year ends on March 31. The Auditor General of Québec is responsible for auditing the Government's consolidated financial statements and reporting each year on them to the National Assembly. Québec's Consolidated Revenue Fund consists of all money received or collected from any source over which the Parliament has the power of appropriation. Appropriations from the Consolidated Revenue Fund and the consolidated budget are published at the beginning of each fiscal year.

The Government reports on a fully consolidated basis. The Government's consolidated financial statements include the financial operations of the National Assembly, the persons that it designates, Government departments and all bodies, funds and enterprises under the Government's control.

The consolidated transactions are broken down into "budgetary," "non-budgetary" and "financing" transactions.

— Budgetary transactions include:

— revenues comprising taxes, fees, permits, the net results of Government enterprises, federal government transfers and miscellaneous sources; and

— all expenditures including transfer expenditures, remuneration and debt service.

— Non-budgetary transactions include changes in the investments, loans and advances granted by the Government, mainly to its own enterprises, changes in the Government's net capital investments, changes in the liabilities of retirement plans, changes in other accounts and deposits of dedicated revenues in the Generations Fund.

— Financing transactions include changes in the cash balance, changes in net borrowings, changes in the Retirement Plans Sinking Fund and funds intended for other employee future benefits and changes in the Generations Fund.

The Balanced Budget Act was passed by the Parliament of Québec in 1996 and modernized in December 2023. The purpose of the Act is to balance the Government's budget.

The Balanced Budget Act specifies the calculation of the budgetary balance and sets out the applicable rules in the case of an actual or anticipated budgetary deficit.

The Act allows for an estimated budgetary deficit only in certain circumstances and, in such cases, specifies that a report explaining these circumstances must be produced and distributed. These circumstances are as follows:

— a disaster having a major impact on revenue or expenditure;

— a significant deterioration of economic conditions;

— a change in federal programs of transfer payments to the provinces that would substantially reduce transfer payments to the government.

The Act also provides for the presentation of a plan to restore fiscal balance when the budgetary deficit for a given fiscal year is greater than the revenues recorded in the Generations Fund for that year, and it specifies the cases in which such a plan may be replaced.

The plan must present decreasing deficits over a maximum period of five years and anticipate, for the fiscal year preceding the return to a balanced budget, a deficit of 25% or less of the budget deficit referred to in the previous paragraph.

Financial Transactions

The following two tables summarize the Government's financial transactions for the three fiscal years ended March 31, 2024, the preliminary data for Fiscal 2025 and budget forecasts for Fiscal 2026, presented in Budget 2025-2026.

TABLE.10
Financial Transactions

Year ending March 31(1)
(dollar amounts in millions)

	2022	2023	2024	Preliminary Results 2025	(2)	Forecast 2026
Budgetary transactions
Own-source revenue	109,655	115,506	114,665	124,545		125,732
Federal transfers	29,184	28,737	30,876	30,636		30,610
Total revenue	138,839	144,243	145,541	155,181		156,342
Portfolio expenditures	−127,468	−137,147	−141,553	−153,406		−156,102
Debt service	−8,804	−10,222	−9,982	−9,853		−9,670
Total expenditure	−136,272	−147,369	−151,535	−163,259		−165,772
Contingency reserve	-	-	-	-		−2,000
Accounting surplus (deficit)	2,567	−3,126	−5,994	−8,078		−11,430
Non-budgetary transactions
Investments, loans and advances	−5,727	1,354	−2,328	−1,998		−3,278
Net capital investments	−4,819	−6,543	−8,467	−8,028		−8,043
Retirement plans and other employee future benefits	−2,977	−2,950	−3,476	−2,791		−4,046
Other accounts(3)	5,551	3,324	5,041	−2,187		−110
Deposits of dedicated revenues in the Generations Fund	−3,617	−3,082	−2,047	−2,354		−2,177
Non-budgetary transactions	−11,589	−7,897	−11,277	−17,358		−17,654
Net financial requirements	−9,022	−11,023	−17,271	−25,436		−29,084

Financing transactions
Change in cash and cash equivalents(4)	1,828	−14	−5,000	−6,172		9,322
Net borrowings(5)	7,128	10,759	19,460	24,543		14,762
Withdrawals from the Retirement Plans Sinking Fund(6) specific pension funds(7)	66	278	311	2,665		2,500
Withdrawals from the Generations Fund for the repayment of debts	-	-	2,500	4,400		2,500
TOTAL FINANCING TRANSACTIONS	9,022	11,023	17,271	25,436		29,084

(1) Fiscal 2022 through 2025 data have been reclassified to be on the same budgetary structure as Fiscal 2026, as in Budget 2025-2026.

(2) The Preliminary Results 2025 are based on financial information presented as at March 31, 2025, in the Budget 2025-2026, which was released on March 25, 2025. These preliminary results are subject to change.

(3) Includes year-to-year changes in accounts payable and receivable, cash on hand and outstanding bank deposits and checks.

(4) A positive number indicates a net decrease in cash.

(5) Represents mainly new borrowings of $24,549 million, $28,791 million, $36,336 million, $41,296 million and $31,661 million for each of Fiscal 2022 through 2026, respectively, less repayment of borrowings.

(6) This sinking fund receives amounts to be used to cover retirement benefits payable by the Government under the public and parapublic sector retirement plans. The investment income of this fund is reinvested in it and applied against the interest on the actuarial obligation (see "Non-Budgetary Transactions relating to Retirement Plans").

(7) These funds receive amounts used to cover employee's future benefits (accumulated sick leave and survivor's pension) payable to Government's employees. Figures include withdrawals of $170 million in Fiscal 2022, $155 million in Fiscal 2023, $160 million in Fiscal 2024 and $165 million in Fiscal 2025 from the Accumulated Sick Leave Fund.

Table 10.1
Budgetary balance within the meaning of the Balanced Budget Act

Year ending March 31(1)
(dollar amounts in millions)

	2022	2023	2024	Preliminary Results 2025	(2)	Forecast 2026
Accounting surplus (deficit)	2,567	−3,126	−5,994	−8,078		−11,430
Deposits of dedicated revenues in the Generations Fund(3)	−3,617	−3,082	−2,047	−2,354		−2,177
Accounting changes	278	124	-	-		-
Budgetary balance within the meaning of the Balanced Budget Act	−772	−6,084	−8,041	−10,432		−13,607

(1) Fiscal 2022 through 2025 data have been reclassified to be on the same budgetary structure as Fiscal 2026, as in Budget 2025-2026.

(2) The Preliminary Results 2025 are based on financial information presented as at March 31, 2025 in the Budget 2025-2026, which was released on March 25, 2025. These preliminary results are subject to change.

(3) The Generations Fund was created in June 2006 by the adoption of the Act to reduce the debt and establish the Generations Fund and is a separate entity from the General Fund. This Act establishes the fund as a permanent tool for reducing the debt burden. In addition, it stipulates that the sums accumulated in the Generations Fund are dedicated exclusively to repaying the debt. As of Fiscal 2024, the Government has reviewed the share of revenues dedicated to the payments into the Generations Fund. To that end, amendments to the Act have been made in December 2023.

2024-2025 Preliminary results

The preliminary data for fiscal 2025 indicates an accounting deficit of $8.1 billion. This represents an improvement of $0.7 billion compared to the accounting deficit of $8.8 billion forecast in March 2024.

According to the Balanced Budget Act, that is after deposits of dedicated revenues in the Generations Fund, the preliminary data for Fiscal 2025 indicates a budgetary deficit of $10.4 billion. This represents an improvement of $0.6 billion compared to the budgetary deficit of $11.0 billion forecast in March 2024.

Revenue for Fiscal 2025 is now expected to be $4.9 billion higher than forecast in March 2024. Own-source revenue excluding revenue from government enterprises is adjusted upward by $3.7 billion due to the improved economic outlook in 2024 and the amounts that the Government will receive to offset smoking-related health care costs under the plan of arrangement between the tobacco companies and their creditors. The $12 million downward adjustment in revenue from Government enterprises is primarily due to the decline in revenue from Investissement Québec, due to lower returns from its venture capital portfolios and investment funds, as well as its financing portfolio. The $1.2 billion increase in federal transfers is mainly due to the reimbursement from the federal government announced in June 2024 for costs incurred by Québec for welcoming asylum seekers, announcements in the 2024 federal budget in connection with the Housing Accelerator Fund, and the pace of realization of infrastructure projects receiving federal funding.

For Fiscal 2025, expenditure amount to $163.3 billion, which represents an upward adjustment of $5.7 billion compared to the March 2024 forecasts, primarily due to an increase in portfolio expenditures of $5.6 billion and a $0.1-billion increase in debt service. The increase in portfolio expenditures results from higher-than-expected expenditures in the Santé et Services sociaux portfolio and in infrastructure investments, particularly in public transit, the change related to sustainable losses in value and the adjusted provisions for losses of the Economic Development Fund as well as new initiatives announced since March 2024, notably to address the impact of flooding in the summer of 2024. Debt service is expected to be higher mainly due to higher-than-expected interest on pension plans.

TABLE.11
Summary of revisions for fiscal year 2025 since Budget 2024-2025
(dollar amounts in millions)

	Budget 2024-2025	Revisions	Budget 2025-2026
Own-source revenue
Own-source revenue excluding revenue from government enterprises	115,486	3,653	119,139
Revenue from government enterprises	5,418	−12	5,406
Total own-source revenue	120,904	3,641	124,545
Federal transfers	29,397	1,239	30,636
Total revenue	150,301	4,880	155,181
Portfolio expenditures	−147,815	−5,591	−153,406
Debt service	−9,762	−91	−9,853
Total expenditure	−157,577	−5,682	−163,259
Contingency reserve	−1,500	1,500	-
Accounting surplus (deficit)	−8,776	698	−8,078
Deposits of dedicated revenues in the Generations Fund	−2,222	−132	−2,354
Budgetary balance(1)	−10,998	566	−10,432

(1) Budgetary balance within the meaning of the Balanced Budget Act.

2025-2026 Forecast − Budget 2025-2026

In Budget 2025-2026, the Government projected an accounting deficit of $11.4 billion for Fiscal 2026.

According to the Balanced Budget Act, that is after deposits of dedicated revenues in the Generations Fund, the Government projected a budgetary deficit of $13.6 billion for Fiscal 2026.

Total revenue is forecast at $156.3 billion, a 0.7% increase over Fiscal 2025. Excluding revenue from government enterprises, own-source revenue is forecast at $120.5 billion, a 1.1% increase in relation to Fiscal 2025. This lower than expected growth rate reflects primarily the change in economic activity, influenced by the trade dispute triggered by the United States, and the non-recurrence of a significant portion of the amounts the Government will receive in 2024-2025 to offset smoking-related health care costs under the plan of arrangement between the tobacco companies and their creditors.

Revenue from government enterprises is estimated at $5.3 billion, a 2.6% decrease that is mainly due to the decline in Hydro-Québec's results, due to the drop in its exports resulting from low runoff. Own-source revenue accounts for nearly 80% of total revenue. The federal transfer revenues are expected to decrease by 0.1% in Fiscal 2026 due to the non-recurrence of certain revenues, such as the reimbursement of Québec's costs related to the welcoming of asylum seekers, announced in June 2024.

Total expenditures are forecast at $165.8 billion for Fiscal 2026, 1.5% higher than preliminary data for Fiscal 2025. The expenditures-to-GDP ratio is forecast to stand at 26.3% in Fiscal 2026. Portfolio expenditures are expected to increase by 1.8%, to $156.1 billion. Expected growth in spending is mitigated, in particular, by the non-recurrence of 2024-2025 expenditures in 2025-2026. Excluding these elements, growth in portfolio expenditures would stand at 3.0% in 2025-2026. Debt service is forecast to decrease by 1.9% to $9.7 billion owing to the changes in interest rates and the non-recurrence of losses on the disposal of assets. A contingency reserve of $2.0 billion is included in the financial framework to reduce the effect of more moderate-than-anticipated economic growth due to the trade dispute between Canada and the United States.

According to the Balanced Budget Act modernized in December 2023, the Minister of Finance must present, in the 2025-2026 budget, a plan to return to budget balance with the following characteristics:

— a maximum period of five years, for a return to a balanced budget by 2029-2030;

— shrinking deficits over the period covered by the financial framework;

— a maximum deficit of $1.5 billion in 2028-2029, corresponding to 25% of the $6.1 billion budget deficit recorded in Public Accounts 2022-2023.

Accounting Standard

The Government and all Canadian provinces and territories applied new accounting standards regarding revenue and public private partnership as of April 1, 2023. The summary of the effects of the changes for the Government is presented in note 3 of the consolidated financial statements 2023-2024. Essentially:

The revenue standard changed the accounting treatment of duties, permits and royalties, as well as certain miscellaneous revenues. The application of this standard resulted in a decrease in the accumulated deficit and net debt of $748 million as of April 1, 2023. The implementation of the public-private partnership standard resulted in an increase in the accumulated deficit and net debt of $279 million.

Moreover, due to the high level of complexity in applying the standard on asset retirement obligations, changes were made to the measurement of this liability. These changes, applied retroactively, had the effect of increasing the accumulated deficit by $526 million and the net debt by $577 million as of April 1, 2023.

The Auditor General of Québec has expressed an unmodified opinion on the 2023-2024 consolidated financial statements. No significant audit issue was encountered with the auditor. As required by the auditing standards he must apply, the Auditor General of Québec presented three key audit matters in his independent auditor's report: asset retirement obligations, obligations relating to accrued benefits under the pension plans and personal income tax. These key audit matters were also presented last year.

Economic Assumptions

Economic growth is set to continue in 2025 (1.1%), supported in particular by additional interest rate cuts. However, economic momentum will be dampened by the trade dispute. This situation will have negative effects, mainly on non-residential investment and exports. The projections in Budget 2025-2026 reflect the following assumptions regarding the economy of Québec for 2025.

TABLE.12
Economic Assumptions included in Budget 2025-2026
(in percentage)

Percentage Change over 2024

GDP

At current market prices	3.4

In chained 2017 dollars	1.1

Household income	3.7

Business non-residential capital expenditures (2017 prices)	0.1

International exports (2017 prices)	1.3

Household Consumption (2017 prices)	2.3

Labor force	1.3

Employment	0.9

Average Rate

Unemployment rate	5.8

Note: Economic assumptions, such as those included in the table above and in all amendments to this report, are developed by Québec and are a necessary part of the budget process. Actual results may differ materially from these assumptions.
Source: Ministère des Finances du Québec.

Revenue

The following table shows revenue, in particular own-source revenue and federal transfers by source.

TABLE.13

Revenue
Year ending March 31(1)
(dollar amounts in millions)

	2022	2023	2024	Preliminary Results 2025	(2)	Forecast 2026	% of total 2026
Income and property taxes
Personal income tax	40,924	42,251	41,863	45,459		46,944	30.0%
Contributions for health services	7,402	7,914	8,533	8,958		9,242	5.9%
Corporate taxes	12,926	13,243	11,402	12,988		12,491	8.0%
School property tax	1,076	1,113	1,150	1,180		1,346	0.9%
	62,328	64,521	62,948	68,585		70,023	44.8%
Consumption taxes
Retail sales	20,892	22,909	23,306	24,183		25,126	16.1%
Fuel	2,090	2,157	2,157	2,154		2,135	1.4%
Tobacco	893	817	912	901		910	0.6%
Alcoholic beverages	638	635	618	611		617	0.4%
Others(3)	84	79	90	120		134	0.1%
	24,597	26,597	27,083	27,969		28,922	18.5%
Revenue from government enterprises(4)
Hydro-Québec	3,059	3,665	2,027	2,150		1,905	1.2%
Loto-Québec	1 118	1,597	1,508	1,514		1,517	1.0%
Société des alcools du Québec	1,349	1,427	1,428	1,394		1,419	0.9%
Other	434	-69	278	348		427	0.3%
	5,960	6,620	5,241	5,406		5,268	3.4%

Duties, permits and royalties	6,165	5,784	5,888	5,920		6,220	4.0%
Miscellaneous revenue(5)	10,605	11,984	13,505	16,665		15,299	9.8%
Total own-source revenue	109,655	115,506	114,665	124,545		125,732	80.5%

Federal transfers
Equalization	13,119	13,666	14,037	13,316		13,567	8.7%
Health transfers	8,203	7,082	8,714	8,425		8,942	5.7%
Transfers for post-secondary education and other social programs	1,529	1,294	1,451	1,350		1,330	0.9%
Other programs	6,333	6,695	6,674	7,545		6,771	4.3%
Total federal transfers	29,184	28,737	30,876	30,636		30,610	19.6%
TOTAL REVENUE	138,839	144,243	145,541	155,181		156,342	100.0%

(1) Fiscal 2022 through 2025 data have been reclassified to be on the same budgetary structure as Fiscal 2026, as in Budget 2025-2026.

(2) The Preliminary Results 2025 are based on financial information presented as at March 31, 2025 in Budget 2025-2026, which was released on March 25, 2025. These preliminary results are subject to change.

(3) These amounts include revenue from the Québec component of the excise duty on vaping products, the Québec component of the excise duty on cannabis sales and pari-mutuel betting.

(4) Includes the dividends declared and the changes in surpluses or deficits accumulated by Government enterprises, which are consolidated with a corresponding revaluation of the investment held by the Government. The declared dividends were $5,216 million, $6,537 and $5,506 million for each of Fiscal 2022 through 2024, respectively, and are expected to be $5,025 million for Fiscal 2025 and $ 4,952 million for Fiscal 2026.

(5) Miscellaneous revenue include, in particular, revenue from the sales of goods and services, user contributions, interest related to the main tax legislation, fines, forfeitures and recoveries and investment income from the Generations Fund.

Taxes. The Government and the Government of Canada share the power to levy personal income tax in Québec. The Government levies and collects personal income tax at rates ranging from 14% to 25.75%, in four tax brackets. In the budget 2023-2024, the Government announced a 1-percentage-point decrease in the two bottom tax rates as of taxation year 2023, namely a decrease from 15% to 14% for the first tax rate and a decrease from 20% to 19% for the second tax rate. This tax reduction is funded by a more moderate growth in deposits in the Generations Fund and is not expected to reduce the Government's financial capacity to support its various missions.

To take into account specific needs of some individuals, like vulnerable people, families and seniors, or to improve work incentives, the Québec tax system includes various fiscal measure that can reduce income tax or increase the disposable income of an individual.

For example, to make the work effort more attractive, the Government has implemented the refundable work premium tax credit, the refundable tax credit for childcare expenses and the tax credit for career extension.

The Government has engaged in the review of the tax system with the aim of assessing whether the objectives of the measures were met, ensure compliance with certain tax principles and controlling costs to ensure they were consistent with Quebecers' ability to pay.

As part of this broader review, several changes were introduced in both the Fall 2024 Québec Economic Update and the 2025−2026 Budget to better align the tax system with current priorities. In the Fall 2024 update, the tax credit for career extension was optimized to better reflect current retirement patterns, improve incentives for individuals aged 65 and over, and exclude higher-income earners who are less likely to be influenced by the credit.

Additional changes were introduced in the 2025−2026 Budget. Certain measures deemed ineffective or underused will be eliminated, including the tax credit for contributions to a political party. To improve tax equity, some deductions will be converted into tax credits. Furthermore, some measures have been revised to better reflect current economic and social realities, such as the reduction in the age limit for eligibility for the refundable tax credit for childcare expenses has been reduced from 16 to 14 years.

The Government announced harmonization with the federal government regarding the increase in the capital gains inclusion rate. As of January 1, 2026, the inclusion rate is expected to be increased from 50% to 66.7% on the portion of capital gains exceeding $250,000 for individuals. To mitigate the impact on individuals and encourage investment, mitigation measures were introduced, including adjustments to thresholds and targeted tax relief for specific groups. Uncertainties remain regarding the passage of the federal bill. The Government will closely monitor any announcement on this matter, and its decision in response to any changes will take into consideration the best interests of Québec. In Québec, businesses are subject to taxes on profits and on total payroll. The tax rate applied to corporate profits is set at 11.5% since January 1, 2020. Small and medium-sized enterprises ("SMEs") benefit from a special tax rate of 3.2% since March 26, 2021, that applies to the first $500,000 of income of an eligible enterprise.

Québec's corporate tax system includes incentives for scientific research and experimental development through the new tax assistance system for innovation, which is based on two measures that support a broader range of activities and expenses related to the innovation process: the new tax credit for research, innovation and commercialization ("CRIC") introduced in Budget 2025-2026 and the incentive deduction for the commercialization of innovation ("IDCI") in effect since January 1, 2021. The CRIC provides a 30% tax credit on the first million dollars of remuneration and equipment expenses related to R&D and pre-commercialization activities, in excess of an exclusion threshold, and a 20% tax credit on such expenses beyond the $1-million limit. The IDCI, for its part, encourages the retention and valorization of intellectual property assets developed in Québec by allowing qualified income from their commercialization to be taxed at an effective rate of 2.0%, representing a reduction of 9.5 percentage points compared to the general rate.

In addition, the Québec system of taxation provides measures seeking to promote investment and enhance productivity, such as the simplified investment tax assistance plan that facilitates business investment projects with two complementary tax measures: the renewed investment and innovation tax credit ("C3i") and the new tax holiday for large investment projects. Introduced in the Update on Québec's Economic and Financial Situation of fall 2023, the renewed C3i is fully refundable and benefits businesses in all sectors of activity for their acquisitions made before January 1, 2030 relating to manufacturing or processing equipment, computer hardware and management software packages. The new tax holiday for large investment projects was introduced in Budget 2023-2024 and allows eligible businesses to receive a tax holiday on their income and on their contribution to the Health Services Fund ("HSF") for investment projects of $100 million or more in a large number of activity sectors. With the new tax holiday for large investment projects and the renewed C3i, the government consolidates tax assistance for investments by concentrating it in two complementary measures with harmonized rates, thereby reducing the complexity of the tax system. The tax assistance corresponds to 15% of eligible investments made in the Montréal and Québec City metropolitan communities, 25% in territories with low economic vitality and 20% in other territories or regions. Finally, in Budget 2025-2026, the Government confirmed its intention to harmonize with the federal government's announcement of extending accelerated depreciation measures for a further five years beginning January 1, 2025.

A tax on the total payroll is applied to fund the HSF. The tax rate is 1.65% for corporations with total payrolls of $1 million or less. For SMEs in the primary and manufacturing sectors, the tax rate is 1.25%. The rate rises proportionally for corporations with total payrolls between $1 million and $7.8 million, to 4.26% for corporations with total payrolls of $7.8 million or more.

The school service centres and English-language school boards levy the school property tax, which must be devoted to the provision of educational services. There is a basic exemption on the first $25,000 of the value on the property assessment roll, taxable under school property tax. Since July 2020, school property tax rates have been standardized to a single tax rate across Québec, with that single rate being based on the lowest effective rate in 2018-2019. For subsequent years, the single tax rate will be set by Government and cannot exceed more than $0.35 per $100 of standardized property assessment, and the total revenue cannot exceed a maximum amount that the Government determines each year. Since July 2018, the modifications to the school tax system have reduced significantly the school property tax for all taxpayers.

The Québec sales tax ("QST") is a multi-stage value-added tax that applies uniformly to each stage in the production and marketing of goods and services. A mechanism makes provision for the refund of taxes paid on inputs during different stages of production to eliminate multiple taxation. The rate of the QST is currently set at 9.975%.

Under the terms of the March 2012 Canada-Quebec Comprehensive Integrated Tax Coordination Agreement, since January 1, 2018, Québec has been gradually allowing large businesses to obtain a tax refund on inputs on a number of goods and services that are subject to restrictions. A full tax refund is available for large businesses since January 1, 2021.

In addition, in Québec, insurance premiums are not subject to QST, but rather to the tax on insurance premiums at a rate of 9%. In the Budget 2025-2026, the government announced an increase in the tax rate on insurance premiums from 9% to 9.975%, as of January 1, 2027, to harmonize it with the QST rate. However, the different tax exemptions in force will continue to apply, including that on individual life and health insurance premiums and that on insurance premiums for certain mandatory plans.

Federal Transfers. Federal transfer revenues consist of revenues from the federal government paid to Québec pursuant to the Federal-Provincial Fiscal Arrangements Act, and revenue from other programs under bilateral agreements. They include mainly equalization and revenue from the Canada Health Transfer CHT and the Canada Social Transfer ("CST"). The equalization envelope grows in pace with Canada's nominal GDP. Provinces whose capacity to generate revenue (fiscal capacity), in dollars per capita, is below the average of the ten provinces receive equalization payments. They therefore have, after equalization, a fiscal capacity equivalent to the average of the ten provinces to provide public services.

The federal government contributes to provincial spending on health, post-secondary education and other social sectors mainly through the CHT and the CST. The CHT is indexed to Canada's nominal GDP growth, subject to a floor of 5% per year until Fiscal 2028 and 3% per year thereafter. The CST increases by 3% per year.

On February 7, 2023, the federal government announced additional amounts for health care funding. Québec's share is estimated at $5.5 billion over six years, from Fiscal 2024 to Fiscal 2029. These amounts are built into the financial framework.

Other federal transfers generally represent cost-sharing agreements for different provincial programs that relate, among other things, to the labor market, immigration, childcare and education.

Expenditure

The following table presents expenditure by portfolio and debt service.

TABLE.14

Expenditure
Year ending March 31(1)
(dollar amounts in millions)

	2022	2023	2024	Preliminary Result 2025	(2)	Forecast 2026	% of Total 2026
Portfolio expenditures
Santé et Services sociaux	56,601	59,341	61,000	63,596		65,527	39.5%
Éducation	17,414	19,511	20,058	23,016		23,517	14.2%
Enseignement supérieur	8,747	9,655	10,476	11,081		11,311	6.8%
Famille	7,277	7,835	8,917	8,684		9,308	5.6%
Transports et Mobilité durable	6,966	6,400	6,700	7,571		7,308	4.4%
Emploi et Solidarité sociale	8,389	8,983	5,728	5,796		5,804	3.5%
Affaires municipales et Habitation	3,548	4,936	4,914	5,146		5,623	3.4%
Économie, Innovation et Énergie	3,064	3,280	3,830	4,858		4,521	2.7%
Environnement, Lutte contre les changements climatiques, Faune et Parcs	1,727	1,673	2,431	2,435		2,436	1.5%
Other portfolios	13,735	15,533	17,499	21,223		21,347	12.9%
Reallocation of expenditures during the year	-	-	-	-		− 600	-0.4%
Total portfolio expenditures	127,468	137,147	141,553	153,406		156,102	94.2%
Debt service
Interest on direct debt	8,234	9,834	9,854	9,730		10,183	6.1%
Interest on the liability for retirement plans and other employee future benefits	570	388	128	123		−513	-0.3%
Total debt service	8,804	10,222	9,982	9,853		9,670	5.8%
TOTAL EXPENDITURE	136,272	147,369	151,535	163,259		165,772	100.0%

(1) Fiscal 2022 through 2025 data have been reclassified to be on the same budgetary structure as Fiscal 2026, as in Budget 2025-2026.

(2) The Preliminary Results 2025 are based on financial information presented as at March 31, 2025 in Budget 2025-2026, which was released on March 25, 2025. These preliminary results are subject to change.

Santé et Services sociaux (health and social services)

Expenditures of the Santé et Services sociaux portfolio primarily cover the activities of Santé Québec, which coordinates the operations of the health and social services network as well as programs administered by the Régie de l'assurance maladie du Québec. They also cover the activities of other government bodies involved in health and social services, such as Héma-Québec.

Expenditures are expected to total $65.5 billion in Fiscal 2026. The expected rise in expenditures compared to Fiscal 2025 reflects the anticipated increase in costs tied to the delivery of health care services, mitigated by the phasing out of the use of independent labour and by the anticipated efficiency gains of Santé Québec.

Éducation (education)

Expenditures of the Éducation portfolio are primarily devoted to the activities of preschool, primary and secondary education institutions. This portfolio also includes programs to promote recreation and sports, and to manage national parks.

Expenditures are expected to total $23.5 billion in Fiscal 2026. The expected rise in expenditures compared to Fiscal 2025 reflects the rising costs tied to the delivery of services due to inflation and Budget 2025-2026 investments, partially offset by the discontinuation, in Fiscal 2025, of one-time investments for the catch-up plan for students and the program called Offensive formation en construction (construction training offensive).

Enseignement supérieur (higher education)

Expenditures of the Enseignement supérieur (higher education) portfolio are mainly devoted to the activities of educational institutions at the college or university level. This portfolio also includes student financial assistance.

Expenditures are expected to total $11.3 billion in Fiscal 2026. The expected rise in expenditures reflects costs mostly tied to the delivery of services in the higher education sector.

Famille (family)

Expenditures in the Famille portfolio primarily include funding for educational childcare services and financial assistance for families.

Expenditures are expected to total $9.3 billion in Fiscal 2026. The expected rise in expenditures compared to Fiscal 2025 is due to advance payments in Fiscal 2024 for the purpose of funding subsidized educational childcare services, and for funding new subsidized childcare spaces as part of the measures of the action plan for completing the educational childcare services network.

Transports et Mobilité durable (transport and sustainable mobility)

Expenditures in the Transports et Mobilité durable portfolio primarily include the construction, maintenance and operation of road infrastructure as well as the funding of public transit services. Expenditures also include the management of the government's rolling stock, air fleet and ferry services.

Expenditures are expected to total $7.3 billion in Fiscal 2026. The expected decrease in expenditures compared to Fiscal 2025 is due to the impact of the accounting change to take into account, in Fiscal 2025, work already done by public transit authorities.

Emploi et Solidarité sociale (employment and social solidarity)

Expenditures in the Emploi et Solidarité sociale portfolio mainly include financial assistance programs for individuals, including last-resort financial assistance, and employment assistance programs. They also include the activities of Services Québec, the Registrar of Civil Status and the Registraire des entreprises, as well as the administration of the Québec Parental Insurance Plan.

Expenditures are expected to total $5.8 billion in Fiscal 2026. The modest change expected in expenditures compared to Fiscal 2025 is mainly explained by the impact of the inflation, offset by the anticipated decline in the clientele of social assistance programs and the phasing out of Opération main d'oeuvre1  initiative.

_____________________________________
1 Québec is facing a labor shortage phenomenon that affects most sectors and regions. The Opération main-d'œuvre initiative aims to address this shortage in certain priority areas through a set of targeted measures.

Affaires municipales et Habitation (municipal affairs and housing)

Expenditures in the Affaires municipales et Habitation portfolio mainly include financial support for municipalities, particularly for infrastructure, social housing and compensation in lieu of taxes, as well as regional and metropolitan development measures.

Expenditures are expected to total $5.6 billion in Fiscal 2026. The expected rise in expenditures compared to Fiscal 2025 is due to the planned sequence for building the units under the AccèsLogis Québec Program, those under the Québec affordable housing program, those in partnership with tax-advantaged funds, and the renovation of social housing.

Économie, Innovation et Énergie (economy, innovation and energy)

Expenditures in the Économie, Innovation et Énergie portfolio are mainly allocated to funding economic development projects and support for research, innovation and development of energy resources.

Expenditures are expected to total $4.5 billion in Fiscal 2026. The expected decrease in expenditures compared to Fiscal 2025 is notably explained by the effect of the change related to sustainable losses in value and the adjusted provisions for losses of the Economic Development Fund in Fiscal 2025. This decline is mitigated by the amounts earmarked to provide transitional assistance to businesses affected by the U.S. tariffs, and to promote the completion of business projects.

Environnement, Lutte contre les changements climatiques, Faune et Parcs (environment, the fight against climate change, wildlife and parks)

Expenditures in the Environnement, Lutte contre les changements climatiques, Faune et Parcs portfolio are primarily directed at funding measures to combat climate change, protect the environment and preserve biodiversity. These expenditures also include the operation of public dams, land management of the state's water domain and conservation of wildlife resources and habitats.

Expenditures are expected to total $2.4 billion in Fiscal 2026. The expected stagnation in expenditures compared to Fiscal 2025 is due to the granting of sums through the Land Transportation Network Fund. The expenditure is therefore attributable to the Transports et Mobilité durable portfolio.

Other portfolios

Expenditures in the other portfolios include expenditures in all other portfolios, which include, in particular, programs in the culture, immigration, tourism and natural resources sectors, as well as the activities of the judicial system, public security, international relations, the legislative branch and central agencies.

Expenditures are expected to total $21.3 billion in Fiscal 2026. The expected rise in expenditures compared to Fiscal 2025 is affected, in particular, by the impact of the measures related to the review of expenditures.

Debt service

Total debt service is expected to decrease by 1.9% in Fiscal 2026 compared with Fiscal 2025 owing to the to changes in interest rates and the non-recurrence of losses on the disposal of assets.

Government Employees and Collective Unions

In its Budget 2025-2026, published on March 25, 2025, the Government planned to spend $64.0 billion for the remuneration of its employees, including health and educational workers.

The collective agreements for over 600,000 employees in the public and parapublic sectors (public service, school service centres, school boards, colleges and the health and social services network) expired on March 31, 2023

Agreements were reached with more than 590,000 of the 600,000 employees from multiple groups in the health and social services, education and higher education sectors and within the financial framework established by the government. These agreements will deliver significant advances in work organization and improvements in service quality. They also make jobs more attractive, while recognizing the expertise and skills of employees, in particular via wage parameters of 17.4% for 2023-2024 to 2027-2028.

Wage parameters by year

(Percentage change)

2023-2024	2024-2025	2025-2026	2026-2027	2027-2028	Total
6.0%	2.8%	2.6%	2.5%	3.5%	17.4%

Non-Budgetary Transactions

The following table shows the distribution of non-budgetary transactions.

TABLE.15

Non-Budgetary Transactions(1)
Year ending March 31(2)
(dollar amounts in millions)

	2022	2023	2024	Preliminary Results 2025	(3)	Forecast 2026
Investments, loans and advances
Government enterprises
Shares and investments	−35	− 163	− 121	-		-
Change in the equity value of investments(4)	−767	−256	506	−381		−316
Loans and advances	−498	−742	−31	159		−552
Total Government enterprises	−1,300	−1,161	354	−222		−868
Individuals, corporations and others	−4,427	2,515	−2,682	−1,776		−2,410
Total investments, loans and advances	−5,727	1,354	−2,328	−1,998		−3,278
Net Capital investments
Net investments	−9,584	−11,445	−13,618	−13,548		−13,894
Depreciation	4,765	4,902	5,151	5,520		5,851
Total fixed assets	−4,819	−6,543	−8,467	−8,028		−8,043
Retirement plans and other employee future benefits
Cost of vested benefits, amortizations and contributions(5)	3,839	4,291	4,283	4,687		4,272
Interest on the actuarial obligation	7,331	7,650	7,950	8,007		8,267
Reinvestment of fund investment revenues	−6,761	−7,262	−7,822	−7,884		−8,780
Benefits, contributions, repayments and administrative expenses	−7,386	−7,629	−7,887	−7,601		−7,805
Total retirement plans(6)	−2,977	−2,950	−3,476	−2,791		−4,046
Other accounts	5,551	3,324	5,041	−2,187		−110
Deposits of dedicated revenues in the Generations Fund	−3,617	−3,082	−2,047	−2,354		−2,177
TOTAL NON-BUDGETARY TRANSACTIONS	−11,589	−7,897	−11,277	−17,358		−17,654

(1) A negative entry indicates a financial requirement, and a positive entry indicates a source of financing.

(2) Fiscal 2022 through 2025 data have been reclassified to be on the same budgetary structure as Fiscal 2026, as in Budget 2025-2026.

(3) The Preliminary Results 2025 are based on financial information presented as at March 31, 2025 in Budget 2025-2026, which was released on March 25, 2025. These preliminary results are subject to change.

(4) Change in accumulated surpluses or deficits (i.e., change in net income (loss) after declared dividends to the Government).

(5) The Government covers costs at a rate of 50% for years of service since July 1, 1982 for the RREGOP and since January 1, 2001 for RRPE. For most of the other plans, the Government covers the difference between the cost of each plan and the contributions paid by participants (cost-balance pension plans). For years of service accumulated as of January 1, 2000, pension benefits will be adjusted based on the higher result of the following two calculations:  inflation less 3% or half the inflation rate. Previously, pension benefits for years of service accumulated between 1982 and 1999 inclusive were adjusted by the inflation rate less 3%. Benefits for years of service accumulated before 1982 were adjusted by the inflation rate.

(6) The retirement plans' liability, excluding the Retirement Plans Sinking Fund estimated at $114.3 billion, is estimated at $117.3 billion for Fiscal 2024, consisting of $102.0 billion in respect of RREGOP and RRPE and $15.3 billion in respect of the other public sector plans. The liability for other plans takes into account the assets of these plans. These liabilities are estimated in accordance with the method recommended by the Public Sector Accounting and Auditing Board of CPA Canada.

Investments, Loans and Advances. Investments, loans and advances represent capital contributions, loans or advances made to Government enterprises and bodies, municipalities, private corporations and individuals. Investments represent mainly equity transactions by the Government in its enterprises and also reflect the Government's share in profits and losses of enterprises in which the Government holds capital stock. Loans and advances are repayable to the Government, although not all repayment schedules have been set (see "Government Enterprises and Bodies").

Net capital investments. The Government records capital investments and depreciates them over their useful life. Net capital investments consist of acquisitions and dispositions minus depreciation expenses.

Retirement Plans and other employee future benefits. Retirement plans include transactions relating to the public sector retirement plans administered by the Government. The Government and Public Employees Retirement Plan (Régime de retraite des employés du gouvernement et des organismes publics or "RREGOP") was established by the Government in 1973 for civil servants, teachers and employees in health and social services who opted to join the plan and all those who were hired after June 30, 1973. The Pension Plan for Management Personnel (Régime de retraite du personnel d'encadrement or "RRPE") covers management and comparable personnel since January 1, 2001. Until then, those employees had participated in the RREGOP. RREGOP and RRPE covered 670,277 employees and other plans covered 20,817 employees as of December 31, 2023.

The Government accounts for its contributions (including those for current services and interest on the actuarial obligation for the plans) as a budgetary expenditure. This expenditure takes the form of provisions and is not generally a cash expenditure in the year. Accordingly, the impact of these contributions is to increase the budgetary deficit without affecting net financial requirements, since they are offset by an equal amount in non-budgetary transactions. The portion of benefits and other payments that are the responsibility of the Government are a claim on, and are payable out of, the Consolidated Revenue Fund.

In Fiscal 1994, the Government created the Retirement Plans Sinking Fund ("RPSF"). Managed by the Caisse, the RPSF consists of a cash reserve for paying the retirement benefits of public sector employees. In December 1999, the Government announced that it would accelerate its deposits to the RPSF to ensure that by 2020 the sums accumulated in this fund would be equal to 70% of the Government's actuarial obligations with respect to the retirement plans of public sector employees, as shown in the Public Accounts. This objective was reached earlier than anticipated, as of March 31, 2018, and this proportion was 91% as of March 31, 2024. In Fiscal 2025, a first withdrawal from the RPSF was made to provide for the payment of the retirement benefits of public sector employees.

Other Accounts. The transactions related to other non-budgetary accounts reflect, notably, year-to-year changes in accounts payable and receivable, cash on hand and outstanding bank deposits and checks. These accounts normally fluctuate according to the overall volume of financial transactions. They may be subject to significant variations from year to year since they depend on the coordination of collection and disbursement transactions.

The following table shows Québec's financial assets and liabilities.

TABLE.16

Québec's Financial Assets and Liabilities
Year ending March 31
(dollar amounts in millions)

	2023 (restated) (1)	2024
Financial Assets(2)	134,607	155,680
Liabilities(3)	343,427	375,696

(1) The restatement only concerns financial assets and liabilities. See "Government Finances - Accounting Standard".

(2) Financial assets include cash and cash equivalents, accounts receivable, investments, investment in government enterprises, loans, the Generations Fund, sinking funds relating to borrowings, derivative financial instruments, assets regarding other employee future benefits and other financial assets.

(3) Liabilities are comprised of accounts payable, accrued expenses and other allowances, deferred revenue, environmental liability and asset retirement obligations, pension plans and other employee future benefits, derivative financial instruments and debts, and exclude Guaranteed funded debt which is presented in Table 23.

GOVERNMENT ENTERPRISES AND BODIES

Government enterprises and bodies can be divided into three categories: enterprises included in the Government's reporting entity, government bodies whose reporting entities are included in the Government's reporting entity and government bodies that conduct fiduciary transactions not included in the Government's reporting entity.

Most of the enterprises included in the Government's reporting entity are stock companies that are owned exclusively by the Government and operate on a commercial basis. The Government may guarantee the debt of some of these enterprises. Some of them pay dividends to the Government. Loto-Québec, Société des alcools du Québec and Société québécoise du cannabis transfer all of their net earnings to the Government while Hydro-Québec pays as dividends 75% of its net income, in accordance with the provisions of the Hydro-Québec Act.

Government bodies whose reporting entities are included in the Government's reporting entity are entities whose expenditures are funded in part or in whole through funds appropriated by the National Assembly. These government bodies may benefit from loans and advances from the Government. The debt service of some of these corporations may be guaranteed in part by the Government.

Government bodies that conduct fiduciary transactions play an important economic role in Québec. As an investment manager, the Caisse invests funds on behalf of public retirement plans, insurance plans and other public enterprises.

The Government emphasizes the strategic role of its enterprises and government bodies notably by initiating investment projects that are profitable and creating jobs in partnership with the private sector.

The Government manages an extensive portfolio of assets through government enterprises. Those assets may be sold to the private sector when the timing is deemed appropriate.

The following table shows total Government investment in and guaranteed debt of certain Government enterprises as well as certain financial information as of the most recent fiscal year for which this information is publicly available.

TABLE.17

Major Government Enterprises and Bodies

Area of Activity
Enterprises included in the Government's reporting entity

Hydro-Québec	Generation, transmission and distribution of electric power

Loto-Québec	Gaming

Société des alcools du Québec (SAQ)	Wholesale and retail sale of alcoholic beverages

Investissement Québec	Economic development

Société québécoise du cannabis (SQDC)	Retail sale of cannabis products

Government bodies whose reporting entity is included in the Government's reporting entity

Santé Québec	Coordinates the operations of the health and social services network

Société d'habitation du Québec (SHQ)	Development and management of public housing

Société québécoise des infrastructures (SQI)	Construction, development and management of public infrastructure

Government bodies that conduct fiduciary transactions not included in the Government's reporting entity

Caisse de dépôt et placement du Québec (Caisse)	Investment management

Retraite Québec	Pension funds supervision and public sector pension funds management

TABLE.18

Financial Information on Certain Government Enterprises(1)
(dollar amounts in millions)

	Share Capital	Loans and Advances	(2)	Accumulated Surplus (Deficit)	(3)	Total Government Investments	(4)	Debt Guaranteed by the Government	Assets	Revenue	Net Income (Loss)
Enterprises included in the Government's reporting entity
Hydro-Québec(5) (12-31-2024)	4,374	-		24,333		28,707		56,076	99,709	16,113	2,663
Loto-Québec (03-31-2024)	-	-		267		267		-	1,145	2,933	1,511
SAQ (03-30-2024)	30	-		4		34		-	1,308	4,101	1,428
SQDC (03-30-2024)	-	-		-		-		-	136	662	104

(1) All financial information is as of the fiscal year-end indicated for each enterprise.

(2) Does not include loans from the Financing Fund. (The Financing Fund offers financing services only to consolidated organizations and other Government enterprises).

(3) Includes accumulated other comprehensive income.

(4) Total Government Investments represent the sum of Share Capital, Loans and Advances and Accumulated Surplus. (See discussion of individual Governent enterprises below)

(5) Hydro-Québec's consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) since January 1, 2015.

Enterprises Included in the Government's Reporting Entity

Hydro-Québec. Hydro-Québec operates one of the major systems in Canada for the generation, transmission and distribution of electric power. Hydro-Québec supplies virtually all electric power distributed in Québec.

Under the provisions of the Hydro-Québec Act, Hydro-Québec is mandated to supply power and to pursue endeavors in energy-related research and promotion, energy conversion and conservation, and any field connected with or related to power or energy. Under the Hydro-Québec Act, the Government is entitled to declare a dividend from Hydro-Québec when certain financial criteria are met. In Fiscal 2025, the Government received a dividend of $1.997 billion from Hydro-Québec, compared with $2.466 billion in Fiscal 2024.

Hydro-Québec owns and operates generating facilities in both Québec and the United States. In Québec, its electric generation system comprises 62 hydroelectric plants with a combined installed capacity of 34,854 MW, 2 photovoltaic generating stations (10 MW) and 24 thermal plants totaling 543 MW; with a total installed capacity of 37,407 MW as of December 31, 2024. In the United States, Hydro-Québec owns and operates 13 hydroelectric generating stations (589 MW) through its wholly-owned subsidiary Great River Hydro, LLC, as well as 2 hydroelectric generating stations jointly with Innergex énergie renouvelable inc., from which it is entitled to 50% of the installed capacity, or 30 MW. Consequently, the total installed capacity to which Hydro-Québec is entitled in the United States as of December 31, 2024 is 619 MW.

In addition to the generating capacity of its own facilities, Hydro-Québec has access to almost all the output from Churchill Falls generating station (5,428 MW) until 2041 under a contract signed in 1969 with Churchill Falls (Labrador) Corporation Limited ("CF(L)Co"). A new non-binding agreement in principle concluded in 2024 provides for the replacement of this contract by a new agreement that would remain in effect until 2075. In 2024, Hydro-Québec also purchased all the output from 44 wind farms (3,933 MW) and 55 hydroelectric generating stations (712 MW) and almost all the output from 13 biomass and 4 biogas cogeneration plants (409 MW) operated by independent power producers. Moreover, 525 MW are available under long-term contracts. Hydro-Québec's transmission system totals approximately 22,000 miles of lines.

TABLE.19

Hydro-Québec's Operations
Year ended December 31
(dollar amounts in millions)

	2020	2021	2022	2023	2024
Total revenue from electricity sales	13,395	14,145	16,143	15,880	15,578
Revenue from electricity sales outside Québec	1,466	1,826	2,912	2,365	1,499
Capital investments affecting cash	3,366	4,223	4,271	4,898	5,987
Net income	2,303	3,564	4,557	3,288	2,663
Debt guaranteed by Goverment (at end of period)	45,626	47,059	49,143	51,741	56,076
Total electricity sales (terawatthours)	203.8	211.4	216.2	200.3	192.3
Interest coverage(1)	1.91	2.53	3.01	2.36	2.03
Capitalization ratio(2)	31.0%	32.0%	34.6%	33.7%	32.7%

(1) Sum of income before financial expenses and net investment income divided by interest on debt securities.

(2) Equity divided by the sum of equity, long-term debt, current portion of long-term debt, borrowings and derivative instrument liabilities, less derivative instrument assets and sinking fund.

The Act respecting the Régie de l'énergie (the "Energy Board Act"), enacted in 1996, grants the Régie de l'énergie (the "Energy Board") exclusive authority to fix or modify Hydro-Québec's rates and conditions for the transmission and distribution of electric power in Québec. Under this legislation, rates are set by reasoned decision of three commissioners after public hearings. Moreover, the Energy Board Act stipulates that rates are determined on a basis that allows for recovery of the cost of service including a reasonable return on the rate base. The Energy Board consists of twelve full-time members appointed by the Government and, in the exercise of its functions, is charged with reconciling the public interest, consumer protection and the fair treatment of the electric power carrier and of distributors.

Under the Energy Board Act, Hydro-Québec has been granted exclusive rights for the distribution of electric power throughout Québec, excluding the territories served by distributors operating a municipal or private electric system as of May 13, 1997.

On December 8, 2019, An Act to simplify the process for establishing electricity distribution rates (the "Rates Simplification Act") came into force amending the Hydro-Québec Act and the Energy Board Act. In particular, the Rates Simplification Act specifies that electricity distribution rates are to be set or modified by the Energy Board every five years as of April 1, 2025, and that they will be indexed annually in the interim, based on the annual change in the average Québec Consumer Price Index. It also provided for a distribution rate freeze for the rate year beginning April 1, 2020 followed by an annual indexation for the following four years. Notwithstanding the foregoing, the Rates Simplification Act authorizes Hydro-Québec to ask the Energy Board to modify distribution rates before the scheduled date if they do not allow for recovery of the cost of service.

In February 2023, the Parliament of Québec passed the bill entitled An Act mainly to cap the indexation rate for Hydro-Québec domestic distribution rate prices and to further regulate the obligation to distribute electricity (the "2023 Act"). Among other things, the 2023 Act stipulates that the indexation rate for residential electricity rates will be based on the lesser of the average Consumer Price Index (the "CPI") and the top rate of the Bank of Canada's inflation-control range. The 2023 Act limits Hydro-Québec's obligation to distribute electricity in regard to any new request, any request for an additional load or any request from a customer having a special contract, which is for 5,000 kW or more of power, and for which Hydro-Québec had not entered into an agreement, involving a financial commitment on the part of the party making the request, prior to December 2, 2022, unless the Minister of Economy, Innovation and Energy authorizes such distribution. Hydro-Québec must obtain such authorization to distribute electricity to a customer.

The Energy Board also has the authority to: fix, or modify, after holding public hearings, Hydro-Québec's rates and conditions for the transmission of electric power; starting in 2025 and then every 5 years thereafter, fix, or modify, after holding public hearings, the rates and conditions for the distribution of electric power; approve Hydro-Québec's electric power supply plan; designate a reliability coordinator for Québec and adopt the reliability standards submitted by the designated reliability coordinator; authorize Hydro-Québec's transmission investment projects; and rule upon complaints from customers concerning application of rates or conditions of services. The Energy Board Act was amended in 2010 to allow a gradual increase in the average cost of the Heritage Pool Electricity (base volume of up to 165 TWh annually) and was subsequently amended to replace this gradual increase by a yearly indexation based on Québec's Consumer Price Index. The authorized average price was 3.24¢/kWh for 2023 and 3.46¢/kWh for 2024.

Hydro-Québec is a co-defendant with Québec and others in certain legal actions undertaken by various aboriginal communities in Québec concerning alleged infringements of their ancestral rights over their claimed traditional territories. (See "Québec − Aboriginal Peoples" above).

In October 2020, Innu Nation Inc. filed lawsuits before the Courts of Newfoundland and Labrador seeking damages against CF(L)Co and Hydro-Québec. Innu Nation Inc. alleges that the construction and operation of the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co, are the result of a common enterprise between CF(L)Co and Hydro-Québec, and that they have infringed the Innu of Labrador's aboriginal title and aboriginal rights. Innu Nation Inc. seeks an accounting and disgorgement of the profits that CF(L)Co and Hydro-Québec have derived from the operation of the Churchill Falls hydroelectric complex or, in the alternative, a monetary compensation of $4 billion as regards Hydro-Québec. Hydro-Québec is contesting this claim.

In January 2023, the Innus of Uashat mak Mani-Utenam have instituted proceedings before the Québec Courts against Hydro-Québec and CF(L)Co regarding the Churchill Falls hydroelectric complex. In October 2023, the Innus of Matimekush-Lac John joined as plaintiffs in this action. The two Québec Innu communities allege that this hydroelectric complex infringes on their Aboriginal rights and title, as well as their treaty rights. In addition to various judicial declarations and permanent injunction orders, they are claiming from Hydro-Québec $2 billion in compensatory damages, $200 million in punitive damages, and additional damages in the form of an annual payment equivalent to 12.5% of 15% of Hydro-Québec's annual profits from the date of the commencement of the proceedings. Hydro-Québec is contesting this claim.

Loto-Québec. Loto-Québec operates and administers lottery systems and gaming houses, including casinos, a video lottery network, an online gaming site and bingo products. It offers lottery products in more than 7,700 points of sale. Loto-Québec currently operates four Government owned casinos located in Montréal, Charlevoix, Lac-Leamy and Mont-Tremblant.

Loto-Québec pays all of its net earnings to the Government as dividends, after deducting its contributions to Government-specified purpose account to fund the control of video lottery terminals. Budget 2025-2026 forecasts a dividend of $1.5 billion for Fiscal 2026, compared with $1.5 billion expected in Fiscal 2025 and $1.5 billion received in Fiscal 2024.

Société des alcools du Québec ("SAQ"). The SAQ sells alcoholic beverages and pays all of its net earnings to the Government as a dividend. As part of Budget 2025-2026, payment of a dividend of $1.4 billion by the SAQ is forecasted for Fiscal 2026, compared to $1.4 billion expected in Fiscal 2025 and $1.4 billion received in 2024.

Investissement Québec. Investissement Québec is a public corporation whose mission is to contribute to Québec's economic development in accordance with the Government's economic policy by stimulating investment and fostering employment in every region.

To that end, the corporation supports the creation and development of businesses of all sizes through customized financial solutions and investments. Pursuant to its mandate, the corporation also carries out foreign investment prospecting and strategic financing operations.

Société québécoise du cannabis ("SQDC"). The SQDC is a subsidiary of the SAQ whose mandate is to oversee the sale of cannabis in Québec. The Act to constitute the SQDC was passed in June 2018 in anticipation of the legalization of cannabis in Canada which became law in the fall of 2018.

The dividends paid by SQDC are paid into the Fund to Combat Addiction. This fund is dedicated to the elimination of any deficit that the SQDC may incur, the transfer that the Minister of Finance must make each year to the Cannabis Prevention and Research Fund established under the Cannabis Regulation Act and the prevention of, and the fight against the harm associated with, psychoactive substance use, pathological gambling and other forms of addiction.

Government Bodies That Conduct Fiduciary Transactions Not Included in the Government's Reporting Entity

Caisse de dépôt et placement du Québec. The Caisse invests the funds entrusted to it by several public pension plans, insurance plans and various public bodies. As of December 31, 2024, the net assets of the Caisse (at market value) totaled $473.2 billion. The main depositors and their respective assets on deposit as of December 31, 2024 (at market value) were as follows: Retirement Plans Sinking Fund, $123.2 billion; Retraite Québec, $ 141.6 billion; RREGOP, $91.4 billion; Régime supplémentaire de rentes pour les employés de l'industrie de la construction du Québec, $33.6 billion; Commission des normes, de l'équité, de la santé et sécurité du travail ("CNESST"), $21.3 billion; Generations Fund, $18.7 billion; Société de l'assurance automobile du Québec ("SAAQ"), $13.7 billion and RRPE, $13.0 billion.

In 2024, the Caisse's overall return is the average weighted return on the funds of all its depositors. Individual returns for the main depositors varied from 6.7% to 11.1%, depending on their specific asset allocations. The overall return for the year ended December 31, 2024 was 9.4%. The overall average return of the Caisse over the past 5 years was 6.2%.

As stated by law, the mission of the Caisse is to receive moneys on deposit as provided by law and manage them with a view to achieving optimal return on capital within the framework of depositors' investment policies while at the same time contributing to Québec's economic development. The Caisse invests its depositors' funds in various asset classes, including fixed income, equities, private equity, infrastructures and real estate. The Caisse is permitted, subject to certain exceptions, to invest in up to 30% of the common shares of any corporation or invest up to 5% of its total assets in shares of any corporation.

In the March 2017 Québec Economic Plan, the Government announced that it was partnering with the Caisse to invest in the Réseau express métropolitain ("REM"), an integrated public transit project. The REM, whose costs is now estimated at $8.34 billion, will link downtown Montréal, the South Shore, the West Island (Sainte-Anne-de-Bellevue), the North Shore (Deux-Montagnes) and the Trudeau international airport in a unified, fully automated, 67-km light rail transit ("LRT") system comprising 26 stations and operating 20 hours a day, 7 days a week. Commissioning of the South Shore segment began on July 31, 2023. The construction phase is scheduled for completion in 2027.

The REM's funding includes a $5.0-billion investment by the Caisse, a $1.3-billion investment by the Government and a $1.3-billion loan from the Canada Infrastructure Bank. The Government is a minority shareholder in the project and, as such, expects to earn returns on its investment.

In November 2023, the Caisse accepted a mandate from the Government to study structuring transportation solutions for Québec City and mobility for the Communauté métropolitaine de Québec. Based on the results of its analysis, the Caisse reached an agreement with the Government for the planning of a tramway project in Québec City, which would total 19 km and include 29 stations. The details of the project are expected to be revealed by the end of the planning phase in 2027.

As of December 31, 2024, the Caisse's investments were distributed as follows: 23.1% in fixed-income securities, 27.5% in variable-income securities, 48.8% in interests in unconsolidated subsidiaries (real estate debt, private equity, infrastructure), 0.0% in cash equivalents and 0.6% in derivative financial instruments. Investments by the Caisse in bonds of various governments, government corporations and other public administrations totaled $112.5 billion (at market value).

The Caisse's constituting statutes establish the mission and governance rules, particularly the composition and functioning of the board of directors and the criteria for selecting its members. In this regard, at least two-thirds of the members of the board of directors, including the chair, must be independent directors.

The Caisse's constituting statutes provide for the creation of four committees of the board of directors - an audit committee, a governance and ethics committee a human resources committee and an investment and risk management committee - and define the role of each. They also establish that the offices of chair of the board and president and chief executive officer are to be two separate functions. They require that the Caisse adopt an investment policy for each specialized portfolio it holds and provide rules of ethics for the Caisse, its officers and employees, and its wholly-owned subsidiaries.

Retraite Québec. Retraite-Québec administers the Régime de rentes du Québec ("Québec Pension Plan", the "Plan" or "QPP"), a compulsory public insurance plan. Its purpose is to provide persons who work in Québec and their families with basic financial protection in the event of retirement, death or disability. The Plan is financed by contributions from Québec workers and employers. As of December 31, 2024, Retraite-Québec entrusted a total of $141.6 billion of funds to the Caisse (at market value) for the base and additional plans of the QPP.

Retraite Québec also administers public sector retirement plans including RREGOP and RRPE. Assets in these plans are entrusted to the Caisse.

Québec Pension Plan (QPP)

The QPP has two components with separate funding and accounting:

— The base plan, into which employees and employers make contributions for the portion of employment income between the basic exemption of $3,500 and the maximum pensionable earnings ("MPE"); and

— The additional plan into which contributions are made by employees and employers for the portion of employment income between the basic exemption of $3,500 and the MPE. Starting in 2024, contributions are also made by employees and employers for the portion of employment income between the MPE and the additional maximum pensionable earnings ("AMPE").

In the last year, two improvements were made to the QPP in regard to seniors with disabilities. In Budget 2024-2025, the Government announced the elimination of the retirement pension reduction for seniors who were eligible for a disability pension, starting January 1, 2025. This enhancement being funded by the financial leeway of the QPP, no increase in contributions was applied.

In Budget 2025-2026, a further enhancement to QPP was introduced so that the retirement pension calculation excludes months during which individuals receive a reduced income replacement indemnity from the CNESST. This initiative will be funded entirely by employer contributions to the CNESST.

The base plan

The last actuarial valuation of the QPP is the Second actuarial report modifying the actuarial valuation of the Québec Pension Plan as at 31 December 2021. It states that the rate needed to secure the base plan long-term financial stability is 10.70% (the steady-state contribution rate).

The contribution rate for the base plan (split equally between employees and employers) has been 10.80% since January 1, 2017.

Since 2018, an automatic contribution rate adjustment mechanism is in place that would restore balance to the base plan's funding, if required. The statutory contribution rate will be adjusted if it is less than the steady-state contribution rate. Where the difference between the steady-state contribution rate and the statutory rate is at least 0.1%, the latter rate will be increased by 0.1% per year until the gap is less than 0.1%.

The additional plan

The Second actuarial report modifying the actuarial valuation of the Québec Pension Plan as at 31 December 2021 states that the rate needed to adequately fund the additional plan is 1.85% (the reference contribution rate) for earnings between the basic exemption and the MPE. That rate is four times higher for earnings between the MPE and the AMPE.

The contribution rate (split equally between employees and employers) is 2% for the portion of earnings between the basic exemption of $3,500 and the MPE.

In 2024, a contribution rate of 8% (split equally between employees and employers), have been added to the portion of earnings between the MPE and the AMPE. The AMPE is 107% of the MPE in 2024 and 114% of the MPE as of 2025.

In 2023, legislative amendments defined the parameters of the automatic adjustment mechanism of the additional plan. If the statutory contribution rate sufficiently deviates from the reference contribution rate, adjustments will be automatically applied to both the statutory contribution rate and benefits. The cumulative adjustment is capped, and no adjustment can occur before 2042.

PUBLIC SECTOR DEBT

Public sector debt includes debt incurred and guaranteed by the Government and debt of public institutions under Government jurisdiction, including local administrations. Public sector debt consists of funded and unfunded debt. Unfunded debt includes indebtedness for a maturity of one year or less.

The following table shows information on the funded debt, net of sinking fund balances, of the Québec public sector which includes the funded debt of the Government (including the debt of consolidated organizations), debt guaranteed by the Government, debt of the municipal sector and debt of other institutions as of the dates indicated. In a number of these instances, notably that of Hydro-Québec, debt service is provided by operating revenues and other internally generated sources rather than from taxes. As of March 31, 2024 and March 31, 2025, funded debt of the public sector, net of sinking fund balances, was estimated to amount to $325.5 billion and $353.5 billion, respectively, of which 5.7% and 5.1% was held by the Caisse.

Unlike the Government's gross debt, which includes the net retirement plans liability, the public sector debt for the purpose of this Annual Report does not include net retirement plans liability. As at March 31, 2024, the net retirement plans liability totalled $3.6 billion.

TABLE.20

Funded Debt of Public Sector (net of sinking fund balances)
As of March 31
(dollar amounts in millions)(1)

	2021	2022	2023	2024	Preliminary Results 2025	(2)
Government Funded Debt
Borrowings- Government	206,483	214,882	222,795	238,275	261,311
Government Guaranteed Debt(3)	44,831	46,225	49,438	53,537	57,146
Municipal Sector Debt	30,020	31,263	30,952	32,414	33,830
Education Institutions(4)	1,207	1,219	1,209	1,232	1,232
Public Sector Funded Debt	282,541	293,589	304,394	325,458	353,519
Per Capita ($)	33,042	34,250	35,096	36,783	39,037
As percentage of(5)
GDP	62.6%	57.9%	55.2%	56.2%	57.8%
Household income	64.6%	63.7%	61.4%	62.2%	63.3%

(1) Canadian dollar equivalent at the dates indicated for borrowings in foreign currencies after taking into account currency swap agreements and foreign exchange forward contracts.

(2) The Preliminary Results 2025 are based on financial information available as of March 31, 2025. These preliminary results are subject to change.

(3) Represents debt of Hydro-Québec. From 2024 onwards, debt includes an amount of US$750 million from Great River Hydro NE LLC that is not guaranteed by the government.

(4) Represents debt of the universities other than the Université du Québec and its constituents.

(5) Percentages are based upon the prior calendar year's GDP and household income.

Government Debt

Government debt consists of funded and unfunded debt. Unfunded debt includes indebtedness with a maturity of one year or less. As of March 31, 2024, unfunded debt of the Government was $23.9 billion consisting of Treasury Bills of $8.4 billion plus $6.8 billion representing the excess of short-term liabilities over short-term assets, $6.6 billion representing commercial paper and $2.1 billion representing short-term notes. On March 31, 2025, unfunded debt of the Government is estimated, on a preliminary basis, at $18.2 billion consisting of Treasury Bills of $10.4 billion plus $6.3 billion representing the excess of short-term liabilities over short-term assets, $0.7 billion representing commercial paper and $0.7 billion representing short-term notes.

TABLE.21

Government Funded Debt and Unfunded Debt

As of March 31
(dollar amounts in millions)(1)

	2021	2022	2023	2024	Preliminary Results 2025	(2)	Average Interest Rate 2025 (%)	Average Term to Maturity 2025 (years)
Borrowings - Funded Debt - Government
Payable in Canadian Dollars
Debentures and Other Loans	221,955	231,440	236,725	254,901	275,275		3.55	14.8
Savings Products	12,081	12,388	13,645	15,162	15,764		3.49
Payable in Foreign Currencies
United States Dollars	1,866	1,760	2,689	−39	−19		3.62	3.9
Japanese Yen	-	-	-	-	-	(3)	2.43	3.8
Swiss Francs	−1	−1	−2	−2	−3	(3)	1.33	7.9
Euros	1,529	1,428	1,469	37	35		1.31	5.7
Pounds Sterling	−2	−1	−5	−3	−9	(3)	3.61	3.1
Australian Dollars	3	2	9	5	−1	(3)	4.47	6.5
Others currencies	-	-	-	-	-	(3)	2.02	3.9
Funded Debt	237,431	247,016	254,530	270,061	291,042		3.63	12.3
Less: Sinking Funds(4)	30,948	32,134	31,735	31,786	29,731
Net borrowings - Funded Debt - Government(5)	206,483	214,882	222,795	238,275	261,311		3.63	12.3
Borrowings - Unfunded Debt - Government
Payable in Canadian Dollars
Treasury Bills	3,898	4,491	6,439	8,410	10,439
Excess of short-term liabilities over short-term assets	10,067	13,654	18,947	6,817	6,341
Payable in American Dollars
Commercials papers	-	-	1,105	6,600	712
Short-term notes	-	-	731	2,081	666

Total Borrowings - Unfunded Debt -Government(6)	13,965	18,145	27,222	23,908	18,158

(1) Canadian dollar equivalent at the dates indicated for borrowings in foreign currencies after taking into account currency swap agreements and foreign exchange forward contracts.

(2) The Preliminary Results 2025 are based on financial information available as of March 31, 2025. These preliminary results are subject to change.

(3) The amounts represent the unamortized discount or premium and fees on borrowings. The nominal value of these borrowings is completely hedged by currency swap agreements and foreign exchange forward contracts.

(4) Consists of funds withdrawn annually from the General Fund and consolidated organizations. Foreign securities held in sinking funds are valued at the Canadian dollar equivalent at the dates indicated.

(5) Subsequent to March 31, 2025, the Government has issued or agreed to issue debentures and other funded indebtedness which total approximately $9.2 billion. The Government currently has credit agreements with various banks and financial institutions for a total of US$3.25 billion. The Government has also a line of credit for operations of $1.165 billion.

(6) The Government also has commitments for the repayment of the principal of borrowings made from financial institutions by educational institutions, the municipal sector and other beneficiaries for capital expenditures. This amount was $7.2 billion as of March 31, 2024.

The following table shows the maturities of the Government's funded debt outstanding as of March 31, 2025, net of a sinking fund balance of $29,731 million ($31,786 million as of March 31, 2024) valued at exchange rates at that date. It also takes into account future required contributions to sinking funds for all outstanding loans and debentures. The results shown in the following tables are based on financial information available as of March 31, 2025. These preliminary results are subject to change.

TABLE.22

Maturities of Government Funded Debt for Borrowings − Government
(dollar amounts in millions)(1)

Fiscal Year Payable	Canadian Dollars	U.S. Dollars	Australian Dollars	Pounds Sterling	Swiss Francs	Euros	Other currencies	Total	Total
								2024- 2025	2023- 2024
Year 1	13,880	2,397	-	-	-	(1)	-	16,276	13,817
Year 2	12,337	(120)	3	(2)	-	-	-	12,218	15,011
Year 3	9,928	(5)	-	-	-	(8)	-	9,915	12,559
Year 4	11,729	(4)	(1)	-	-	(6)	-	11,718	11,610
Year 5	14,301	(11)	-	(7)	-	7	-	14,290	12,102
1-5 years	62,175	2,257	2	(9)	-	(8)	-	64,417	65,099
6-10 years	93,864	4	(3)	-	(3)	22	-	93,884	83,433
11-15 years	13,699	(1)	-	-	-	21	-	13,719	12,963
16-20 years	17,451	-	-	-	-	-	-	17,451	17,746
21-25 years	20,378	-	-	-	-	-	-	20,378	20,426
26-57 years	53,859	(2,397)	-	-	-	-	-	51,462	38,608
Total(2)	261,426	(137)	(1)	(9)	(3)	35	-	261,311	238,275

(1) Amounts denominated in foreign currencies are shown at the Canadian dollar equivalent as at March 31, 2025, after taking into account currency swap agreements and foreign exchange forward contracts.

(2) Subsequent to March 31, 2025, the Government has issued or agreed to issue debentures and other funded indebtedness which total approximately $9.2 billion.

The information relating to debt retirement set out above includes amounts to be withdrawn annually from the Consolidated Revenue Fund for the creation of sinking funds for the redemption of debentures of the Government in connection with contractual obligations incurred in certain debt issues.

Québec created a general sinking fund in June 2012. The assets held in this general sinking fund will be used for the repayment at maturity of any debt of designated series issued by Québec.

The Government implemented in 2012-2013 a policy aimed at raising the level of prudential liquidity (liquid assets), to supplement its existing sinking funds. These liquid assets, invested in Canadian and non-Canadian central government securities, will be available for use in the event of major turbulence in financial markets.

For the year ended March 31, 2024, the aggregate value of the sinking funds was maintained at a level similar to March 31, 2023 of 31,786 million (including $13,200 million for the purpose of prudential liquidity), of which $10,675 million was invested in debentures issued or guaranteed by the Government.

For the year ended March 31, 2025, the aggregate value of the sinking funds was of $29,731 million (including $13,353 million for the purpose of prudential liquidity), of which $12,228 million was invested in debentures issued or guaranteed by the Government.

Guaranteed Debt

The following table summarizes funded debt guaranteed by the Government (net of sinking fund balances).

TABLE.23

Guaranteed Funded Debt (net of sinking fund balances)
As of March 31
(dollar amounts in millions)(1)

	2021	2022	2023	2024	Preliminary Results 2025	(2)	Average Interest Rate 2025 (%)	Average Term to Maturity 2025 (years)
Hydro-Québec	44,831	46,225	49,438	53,537	57,146		3.96	23.10
	44,831	46,225	49,438	53,537	57,146		3.96	23.10

(1) Canadian dollar equivalent at dates indicated for borrowings in foreign currencies issues after taking into account currency exchange agreements and foreign exchange forward contracts. From 2024 onwards, debt includes an amount of US$750 million from Great River Hydro NE LLC that is not guaranteed by the government.

(2) The Preliminary Results 2025 are based on financial information available as of March 31, 2025. These preliminary results are subject to change.

As of March 31, 2025, on a preliminary basis, unfunded debt guaranteed by the Government amounted to $7,797 million, including $4,286 million borrowed from financial institutions under a student loan program and $3,511 million of short-term debt of Hydro-Québec.

Funded Debt of the Municipal Sector and Other Institutions

The funded debt of the Québec public sector also includes indebtedness of public institutions under the Government's jurisdiction. These institutions include the municipal sector (municipal corporations and public transit corporations) and educational institutions (universities other than the Université du Québec and its constituents).

The following table shows information on the funded debt of these institutions as of the dates indicated.

TABLE.24

Funded Debt of the Municipal Sector and Other Institutions
As of March 31
(dollar amounts in millions)(1)

	2021	2022	2023	2024	Preliminary Results 2025	(2)
Municipal Sector	30,020	31,263	30,952	32,414	33,830
Education Institutions(3)	1,207	1,219	1,209	1,232	1,232
	31,227	32,482	32,161	33,646	35,062

(1) Canadian dollar equivalent at the dates indicated for loans in foreign currencies after taking into account currency exchange agreements and foreign exchange forward contracts. The amounts shown do not include loans from borrowings made by the Government on behalf of these entities.

(2) The Preliminary Results 2025 are based on financial information available as of March 31, 2025. These preliminary results are subject to change.

(3) Represents debt of universities other than the Université du Québec and its constituents.

The funded debt of these institutions consists mainly of the funded debt of the municipal sector which benefits from a wide autonomy since approximately 80% of the total revenue is derived from local sources. The relative magnitude of capital investment and borrowing by local governments in Québec is attributable, to a large extent, to the responsibilities assumed by Québec municipal corporations with respect to major projects related to the development of new residential and industrial areas. The Ministère des Affaires municipales et de l'Habitation supervises and controls most of the borrowings of all Québec municipal corporations and urban communities.

In 2022 (the most recent year for which information is available), local sector expenditure including school corporations totalled $46.2 billion, representing 26.6% of consolidated expenditures of the Québec public sector. The net accumulated surplus from current operations of Québec municipal corporations, including reserves, decreased from $5,104.9 million in 2021 to $4,744.8 million in 2022. Net long-term debt of the municipal sector supported by local taxpayers increased from $26.1 billion as of December 31, 2021 to $27.5 billion as of December 31, 2022. This debt, as a percentage of real estate valuation, decreased from 2.2% as of December 31, 2021 to 2.1% as of December 31, 2022.

WHERE YOU CAN FIND MORE INFORMATION

This document appears as an exhibit to the annual report of Québec on Form 18-K for the fiscal year ended March 31, 2025 filed with the U.S. Securities and Exchange Commission (the "Commission") on EDGAR through the Commission Internet web site at http://www.sec.gov. Additional information with respect to Québec is available in the annual report or in other exhibits or amendments to the annual report. You may request a copy of these filings at no cost from Ministère des Finances du Québec, at documentationfinanciere@finances.gouv.qc.ca, or at Direction de la documentation financière et de la conformité, 390, boulevard Charest Est, 7e étage, Québec, Québec, G1K 3H4, Canada.

FORWARD-LOOKING STATEMENTS

Various statements made throughout this document are forward looking and contain information about financial results. The words "forecast", "preliminary estimate", "preliminary results" and similar expressions identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance.

Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements. These differences may arise due to various factors including, Québec's economic and political trends, the impact of tariffs, counter tariffs and other trade restrictions, geopolitical tensions and economic uncertainty related to Russia's war on Ukraine and Québec's ability to control expenses and maintain revenues. Additionally, Economic and trade policies implemented by the U.S. administration, such as the introduction of trade barriers, represents a significant risk. Tariffs, counter tariffs and other trade restrictions could disrupt supply chains, weaken the confidence of economic agents, hinder trade, limit investment and consumption growth, slow international trade, and consequently further slow global economic growth.

You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this document. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SUPPLEMENTARY INFORMATION

The following table indicate present or future characteristics of the funded debt of Borrowings-Government outstanding as of March 31, 2025.
Previous characteristics are not indicated.

TABLE. 25

Borrowings-Government outstanding as of March 31, 2025

			Canadian Dollars
Maturity Date	Issue Date(1)	Coupon (%)	Nominal Value	Book Value	CUSIP Number or ISIN Code
A) Payable in Canadian Dollars
2025-07-06	2018-06-28	2.6	500,000,000.00	499,922,489.30	CA748148RX35
2026-04-01	1996-07-15	8.5	2,176,100,000.00	2,189,921,314.29	CA748148PZ01
2026-12-01	1998-02-19	4.5	1,555,165,320.00	1,558,413,047.84	CA748148QG11
2027-02-13	2020-02-06	1.85	500,000,000.00	499,704,417.43	CA748148SA23
2029-10-01	1998-04-28	6	2,737,300,000.00	2,719,808,170.31	CA748148QJ59
2031-12-01	2002-11-04	3.441	10,816,685.62	10,781,364.48	CA748148RF29
2031-12-01	2001-02-06	4.25	1,603,092,571.20	1,689,289,446.42	CA748148QZ91
2032-06-01	2000-06-27	6.25	4,200,200,000.00	4,174,282,479.85	CA748148QT32
2036-12-01	2003-07-23	5.75	4,082,900,000.00	4,141,009,192.22	CA748148RL96
2042-10-01	2012-10-23	4.434	55,000,000.00	54,842,879.35	CA156302AA96
2043-12-31	2010-07-14	5.36	266,000,000.00	265,932,999.70	CA580563AA26
2049-10-01	2011-11-09	4.448	148,500,000.00	148,500,000.00	CA156294AJ97
Medium-Term Notes
2025-06-01	2004-12-02	5.35	652,000,000.00	652,255,403.50	CA74814ZDE03
2025-09-01	2015-01-07	2.75	7,200,000,000.00	7,211,923,181.73	CA74814ZEV19
2026-04-01	1996-12-20	8.5	100,000,000.00	100,388,441.26	CA74814ZBH51
2026-04-01	2007-04-01	7.5	165,850,000.00	165,850,000.00	CA74814ZDS98
2026-04-01	2003-07-16	5.5	74,332,000.00	74,276,244.56	CA74814ZCX92
2026-04-01	2003-09-11	6.4	90,000,000.00	90,000,000.00	CA74814ZEJ80
2026-04-01	1999-01-07	8.5	90,000,000.00	91,373,002.62	CA74814ZCA99
2026-09-01	2016-02-17	2.5	6,000,000,000.00	6,011,837,275.74	CA74814ZEX74
2027-09-01	2017-01-25	2.75	6,000,000,000.00	6,010,353,910.25	CA74814ZFB46
2028-01-01	2008-06-17	1.797	140,405,970.94	140,275,285.73	CA74814ZDV28
2028-04-01	1999-02-12	6.1	5,000,000.00	5,000,000.00	CA74814ZCD3
2028-09-01	2018-04-03	2.75	6,000,000,000.00	5,968,408,222.41	CA74814ZFD02
2029-09-01	2019-03-28	2.3	6,500,000,000.00	6,534,911,209.59	CA74814ZFF59
2030-09-01	2020-03-30	1.9	10,800,000,000.00	11,051,276,278.45	CA74814ZFG33
2031-05-27	2021-05-19	2.1	500,000,000.00	498,418,802.48	CA74814ZFM01
2031-09-01	2021-01-08	1.5	9,000,000,000.00	8,695,170,067.71	CA74814ZFH16

			Canadian Dollars
Maturity Date	Issue Date(1)	Coupon (%)	Nominal Value	Book Value	CUSIP Number or ISIN Code
2032-05-20	2022-05-13	3.65	1,000,000,000.00	998,627,771.73	CA74814ZFP32
2032-09-01	2022-04-07	3.25	8,400,000,000.00	8,105,540,010.29	CA74814ZFN83
2032-11-22	2022-11-15	3.9	1,400,000,000.00	1,389,471,516.50	CA74814ZFR97
2033-09-01	2023-03-23	3.6	12,300,000,000.00	11,833,358,862.44	CA74814ZFS70
2034-09-01	2024-04-11	4.45	11,250,000,000.00	11,532,483,709.21	CA74814ZFT53
2035-04-01	1997-12-10	6.5	300,000,000.00	298,163,507.12	CA74814ZBP7
2035-04-01	1995-04-06	4	100,000,000.00	73,760,450.23	CA74814ZAT09
2035-04-01	1995-04-04	2.7	150,000,000.00	110,494,351.67	CA74814ZAS26
2035-04-01	1995-01-20	3.3	150,000,000.00	118,284,804.44	CA74814ZAH60
2035-04-01	1999-01-28	0	456,000,000.00	315,175,353.52	CA74814ZCB72
2036-12-01	2008-10-29	3.25	1,024,199,679.20	1,060,858,066.33	CA74814ZDW01
2038-12-01	2006-08-24	5	5,000,000,000.00	5,019,978,713.92	CA74814ZDK62
2039-10-01	1999-01-29	0	525,000,000.00	314,513,997.53	CA74814ZCC55
2040-04-01	2000-05-19	80	463,000,000.00	470,920,828.85	CA74814ZCJ09
2041-12-01	2009-09-17	5	9,200,000,000.00	9,655,956,439.26	CA74814ZEF68
2043-07-08	2003-07-03	5.6	80,000,000.00	80,101,906.45	CA74814ZCW10
2043-12-01	2011-08-12	4.25	7,500,000,000.00	7,990,157,290.40	CA74814ZEK53
2045-12-01	2013-04-25	3.5	10,000,000,000.00	9,829,883,779.71	CA74814ZER07
2048-12-01	2015-09-23	3.5	11,650,000,000.00	12,400,354,473.79	CA74814ZEW91
2049-09-21	2008-11-25	5.1	13,440,000.00	13,482,166.29	CA74814ZDX83
2051-09-21	2006-11-16	5	420,000,000.00	440,498,765.69	CA74814ZDN02
2051-12-01	2019-01-23	3.1	14,000,000,000.00	16,025,431,173.54	CA74814ZFE84
2053-09-21	2008-11-25	5.1	37,192,000.00	37,886,442.38	CA74814ZDY66
2053-12-01	2021-05-03	2.85	11,500,000,000.00	10,778,589,405.28	CA74814ZFL28
2055-12-01	2022-10-14	4.4	16,700,000,000.00	17,034,250,297.56	CA74814ZFQ15
2056-12-01	2006-04-03	5	1,500,000,000.00	1,489,625,214.96	CA74814ZDJ99
2057-09-21	2008-11-25	5.1	9,857,000.00	9,827,958.41	CA74814ZDZ32
2057-12-01	2024-08-29	4.2	4,200,000,000.00	4,172,420,100.89	CA74814ZFU27
2058-09-21	2008-11-25	5.1	38,326,000.00	39,944,383.35	CA74814ZEA71
2059-09-21	2008-11-25	5.1	6,294,000.00	6,284,849.58	CA74814ZEB54
2061-09-21	2009-02-06	5	25,000,000.00	25,065,637.66	CA74814ZEC38

			Canadian Dollars
Maturity Date	Issue Date(1)	Coupon (%)	Nominal Value	Book Value	CUSIP Number or ISIN Code
2062-09-21	2006-11-16	6.7	150,000,000.00	197,469,763.18	CA74814ZDP59
2065-06-01	2009-02-23	9	385,000,000.00	372,323,190.62	CA74814ZED11
2065-06-01	2012-05-16	5	335,000,000.00	350,529,434.86	CA74814ZEM10
2065-09-21	2006-09-13	6.35	940,000,000.00	1,163,007,659.97	CA74814ZDM29
2075-06-01	2012-11-06	5	100,000,000.00	110,088,696.82	CA74814ZEN92
2076-12-01	2007-06-20	8	500,000,000.00	490,955,334.92	CA74814ZDT71
Savings Products
Savings Bonds
2033-01-25		3.86	3,579,522,077.22	3,579,522,077.22
Other Savings Products
2025 - 2035		various	12,184,151,032.35	12,184,151,032.35
Receiver General of Canada
2024 - 2038	2005 - 2012	3.55 - 5.86	60,414,000.00	60,414,000.00
Immigrant Investor Program
2025 - 2029	2020 - 2024	0,68 - 4,71	1,509,000,000.00	1,439,419,789.43
Société d'habitation du Québec
2025-04-01	2020-04-01	0.98	86,311,404.06	16,674,017.72
2025-06-01	2020-06-01	0.69	28,263,765.43	10,381,946.45
2025-06-01	2023-06-01	4.71	4,146,392.34	539,668.25
2025-07-01	1975-07-01	8.03	6,034,832.00	458,213.95
2025-07-01	1976-07-01	8.03	153,278.00	11,656.80
2025-07-01	1999-07-01	various	36,110,548.71	3,106,036.61
2025-07-01	2014-07-01	7.64	1,268,524.31	162,210.70
2026-04-01	1999-04-01	6.03	53,464,692.31	7,440,609.80
2026-06-01	2023-06-01	4.45	1,535,750.30	664,354.23
2026-07-01	1999-07-01	various	35,431,394.32	5,813,043.21
2026-12-01	2021-12-01	1.58	17,574,374.97	9,722,002.85
2027-02-01	2022-02-01	1.89	13,499,266.57	7,744,317.31
2027-04-01	1999-04-01	6.03	11,531,559.05	2,305,479.32
2027-04-01	2017-04-01	1.82	24,350,817.34	9,448,620.04
2027-06-01	2023-06-01	4.17	1,066,724.94	621,392.79

			Canadian Dollars
Maturity Date	Issue Date(1)	Coupon (%)	Nominal Value	Book Value	CUSIP Number or ISIN Code
2027-07-01	1999-07-01	8.16	1,349,826.07	318,453.47
2028-04-01	1999-04-01	6.03	77,583,666.89	19,833,165.69
2028-06-01	2018-06-01	2.62	22,583,037.61	9,414,233.03
2028-07-01	1999-07-01	various	7,283,852.16	2,154,252.36
2029-01-01	1981-01-01	various	1,674,410.00	568,584.89
2029-04-01	1999-04-01	6.03	100,148,081.58	30,726,742.88
2029-07-01	1999-07-01	various	12,255,097.20	4,420,217.31
2030-01-01	2000-01-01	various	9,836,195.14	3,484,133.07
2030-04-01	1999-04-01	6.03	76,170,973.55	26,957,904.23
2030-07-01	1999-07-01	8.03	2,124,532.03	867,046.27
2031-04-01	1999-04-01	6.03	14,075,636.79	5,592,711.01
2032-04-01	1999-04-01	6.03	318,317.17	139,238.51
2032-07-01	1999-07-01	8.16	2,601,373.25	1,310,968.77
Others Consolidated Organizations
Various	Various		836,644,094.46	836,644,094.46

Financement-Québec
2025-07-01	2025-03-31	3.83	3,465,730.00	296,655.65
2025-08-01	2025-03-31	3.59	980,300.00	82,691.56
2025-10-01	2025-03-31	3.35	1,063,800.00	88,419.97
2025-11-01	2025-03-31	3.28	218,431,000.00	18,076,856.11
2025-12-01	2025-03-31	3.59	36,000,000.00	3,036,724.07
2026-03-01	2025-03-31	3.92	110,500,163.00	9,510,191.66
2026-03-29	2025-03-31	3.65	5,981,834.00	506,443.83
2030-07-01	2025-03-31	4.04	279,650,461.62	108,109,933.92
2030-11-01	2025-03-31	3.5	21,360,569.00	8,008,562.95
2031-02-01	2025-03-31	3.95	42,858,800.00	16,485,450.08
2031-03-01	2025-03-31	4.12	21,464,580.36	8,335,062.80
2031-03-29	2025-03-31	3.89	193,460,374.00	74,162,942.88
2034-06-01	2006-07-26	5.039021044	1,522,350,000.00	1,541,428,785.24	317939ZAG06
			223,767,518,367.06	225,679,052,372.27
Adjustments relating to derivatives			65,360,103,265.48	65,360,103,265.48
Total-Payable in Canadian Dollars			289,127,621,632.54	291,039,155,637.75

			Foreign Currency Units
Maturity Date	Issue Date(1)	Coupon (%)	Nominal Value	Book Value	Equivalent in Canadian Dollars	CUSIP Number or ISIN Code
B) Payable in foreign currency
Payable in United States Dollars
2025-07-23	2020-07-16	0.6	3,250,000,000.00	3,249,598,729.57	4,675,847,611.98	US748148SC86
2026-04-20	2016-04-12	2.5	2,000,000,000.00	1,998,783,373.69	2,876,049,396.40	US748149AJ05
2026-12-01	1986-11-25	8.625	300,000,000.00	299,813,662.37	431,401,878.78	US748148KA05
2027-04-12	2017-04-05	2.75	1,250,000,000.00	1,246,567,471.01	1,793,685,934.04	US748149AN17
2028-04-13	2023-04-05	3.625	3,500,000,000.00	3,495,049,444.86	5,029,026,646.21	US748148SD69
2029-04-03	2024-03-26	4.5	3,750,000,000.00	3,741,952,008.46	5,384,294,744.97	US748148M915
2029-09-15	1999-09-16	7.5	1,500,000,000.00	1,496,851,792.80	2,153,820,044.66	US748148QR73
2030-05-28	2020-05-19	1.35	1,500,000,000.00	1,497,431,260.66	2,154,653,840.96	US748148SB04
2031-04-21	2021-04-14	1.9	1,000,000,000.00	997,511,863.22	1,435,319,819.99	US748149AR21
2033-09-08	2023-08-31	4.5	1,500,000,000.00	1,492,715,430.43	2,147,868,232.85	US748148SE43
2034-09-05	2024-08-28	4.25	2,000,000,000.00	1,992,809,896.57	2,867,454,160.17	US748148SF18
Medium-Term Notes
2026-01-30	1996-01-25	6.35	149,875,000.00	149,850,882.38	215,620,434.66	US74815HBZ47
2026-02-27	1996-02-23	7.14	99,770,000.00	99,753,177.69	143,534,847.38	US74815HCB69
2026-03-02	1996-02-23	7.485	150,000,000.00	149,974,419.01	215,798,191.51	US74815HCA86
2026-03-06	1996-03-01	7.365	99,850,000.00	99,839,213.10	143,658,643.73	US74815HCC43
2026-03-10	1996-03-01	7.035	50,000,000.00	49,991,321.92	71,932,513.11	US74815HCD26
2026-04-09	1996-04-03	7.38	100,000,000.00	99,981,029.32	143,862,703.09	US748149AE18
2026-04-15	1996-04-04	7.5	50,000,000.00	49,990,353.51	71,931,119.67	US74815HCF7
2026-04-15	1996-04-04	7.5	50,000,000.00	49,990,353.51	71,931,119.67	US74815HCG56
2026-07-22	1996-07-15	7.295	99,835,000.00	99,810 796.23	143,617,754.70	US74815HCJ95
2035-11-17	2005-11-10	5.4	75,000,000.00	74,838 548.06	107,685,186.80	CA74815HCP5
2036-07-22	1996-07-15	7.97	160,000,000.00	159,750 502.98	229,864,998.74	US74815HCH30
			22,634,330,000.00	22,592,855,531.35	32,508,859,824.06
Adjustments relating to derivatives			(22,605,986,671.44)	(22,605,986,671.44)	(32,527,754,221.54)
Total-Payable in United States Dollars			28,343,328.56$	(13,131,140.09)$	(18,894,397.47)

			Foreign Currency Units
Maturity Date	Issue Date(1)	Coupon (%)	Nominal Value	Book Value	Equivalent in Canadian Dollars	CUSIP Number or ISIN Code
Payable in Japanese Yen
Medium-Term Notes
2028-03-21	2013-03-12	1.305	5,000,000,000.00	4,997,979,551.39	47,955,141.38	XS0907860919
2029-04-03	2009-03-23	2.73	13,000,000,000.00	12,993,221,546.86	124,668,732.60	XS0420287897
2029-04-27	2009-04-20	2.9	3,000,000,000.00	2,998,406,013.69	28,769,422.29	XS0425476891
			21,000,000,000.00	20,989,607,111.94	201,393,296.26
Adjustments relating to derivatives			(21,000,000,000.00)	(21,000,000,000.00)	(201,493,015.04)
Total-Payable in Japanese Yen			¥ -	¥ (10,392,888.06)	(99,718.78)
Payable in Swiss Francs
Medium-Term Notes
2031-06-18	2021-05-25	0.03	250,000,000.00	249,548,903.62	406,056,674.68	CH1117896477
2033-05-09	2023-04-18	2.04	390,000,000.00	389,132,726.03	633,182,267.88	CH1264823431
2034-04-26	2024-04-04	1.3675	290,000,000.00	289,269,748.37	470,688,952.76	CH1342764060
			930,000,000.00	927,951,378.02	1,509,927,895.32
Adjustments relating to derivatives			(930,000,000.00)	(930,000,000.00)	(1,513,261,336.65)
Total-Payable in Swiss Francs			- CHF	(2,048,621.98) CHF	(3,333,441.33)
Payable in Australian Dollars
Medium-Term Notes
2026-05-20	2015-11-11	3.7	560,000,000.00	562,918,598.70	505,996,737.22	AU3CB0234029
2028-10-18	2018-04-11	3.25	160,000,000.00	159,410,655.14	143,291,182.00	AU3CB0252385
2029-10-18	2019-04-11	2.6	100,000,000.00	99,569,979.19	89,501,545.54	AU3CB0262590
2033-04-06	2022-03-29	3.65	60,000,000.00	59,670,244.66	53,636,439.05	AU3CB0288223
2034-05-02	2024-04-23	5.25	1,350,000,000.00	1,347,103,573.74	1,210,885,578.46	AU3CB0309060
			2,230,000,000.00	2,228,673,051.43	2,003,311,482.27
Adjustments relating to derivatives			2,230,000,000.00)	(2,230,000,000.00)	2,004,504,250.90)
Total-Payable in Australian Dollars			- AUD	(1,326,948.57) AUD	(1,192,768.63)

			Foreign Currency Units
Maturity Date	Issue Date(1)	Coupon (%)	Nominal Value	Book Value	Equivalent in Canadian Dollars	CUSIP Number or ISIN Code
Payable in Pounds Sterling
Medium-Term Notes
2026-09-15	2022-04-28	2.25	750,000,000.00	748,881,257.57	1,392,106,535.52	XS2476287979
2030-01-22	2025-01-13	4.75	750,000,000.00	746,384,022.77	1,387,464,388.51	XS2980761014
			1,500,000,000.00	1,495,265,280.34	2,779,570,924.03
Adjustements relating to derivatives			(1,500,000,000.00)	(1,500,000,000.00)	(2,788,372,365.00)
Total-payable in Pounds Sterling			£ -	£ (4,734,719.66)	(8,801,440.97)
Payable in New Zealand Dollars
Medium-Term Notes
2028-07-05	2018-06-27	3.647	66,000,000.00	65,943,452.67	53,885,778.74	XS1851223369
2029-01-24	2018-07-12	3.635	49,000,000.00	48,951,194.47	40,000,532.69	XS1857521436
2029-04-10	2019-04-03	2.854	66,000,000.00	65,928,229.16	53,873,338.82	XS1980040577
			181,000,000.00	180,822,876.30	147,759,650.25
Adjustements relating to derivatives			(181,000,000.00)	(181,000,000.00)	(147,904,387.11)
Total-payable in New Zealand Dollars			- NZD	(177,123.70) NZD	(144,736.86)
Payable in Swedish Krona
2029-04-11	2019-04-04	1.169	1,700,000,000.00	1,698,954,380.16	243,430,400.86	XS1980856345
Adjustements relating to derivatives			(1,700,000,000.00)	(1,700,000,000.00)	(243,580,219.87)
Total-payable in Swedish Krona			- SEK	(1,045,619.84) SEK	(149,819.01)
Payable in Euros
2030-03-12	2010-03-03	4.14	75,000,000.00	74,950,809.47	116,657,796.75	-
2031-12-15	2011-12-02	3.5	27,000,000.00	26,976,231.58	41,987,374.96	-
2033-06-17	2010-04-19	3.332	100,000,000.00	99,907,263.02	155,501,471.77	-

			Foreign Currency Units
Maturity Date	Issue Date(1)	Coupon (%)	Nominal Value	Book Value	Equivalent in Canadian Dollars	CUSIP Number or ISIN Code
Medium-Term Notes
2025-04-07	2020-03-31	0.2	1,600,000,000.00	1,599,991,385.46	2,490,319,599.83	XS2152799529
2025-10-28	2015-10-21	1.125	1,100,000,000.00	1,099,214,794.71	1,710,881,803.84	XS1311586967
2027-05-04	2017-04-26	0.875	2,250,000,000.00	2,244,851,345.94	3,494,017,128.03	XS1606720131
2028-07-05	2018-06-27	0.875	1,000,000,000.00	995,995,400.62	1,550,225,138.74	XS1851229218
2029-10-15	2019-10-08	0	1,000,000,000.00	1,000,549,854.09	1,557,313,954.87	XS2065939469
2030-10-29	2020-10-22	0	2,250,000,000.00	2,249,498,363.77	3,501,250,016.71	XS2250201329
2031-05-05	2021-04-28	0.25	2,500,000,000.00	2,493,172,538.10	3,880,518,666.42	XS2338991941
2032-01-25	2022-01-18	0.5	2,250,000,000.00	2,235,583,578.36	3,479,592,235.83	XS2435787283
2033-01-24	2023-01-17	3	2,250,000,000.00	2,229,876,583.48	3,470,709,537.25	XS2579050639
2034-03-27	2024-03-19	3.125	2,250,000,000.00	2,243,101,875.31	3,491,294,150.24	XS2792222379
2039-07-23	2024-07-16	3.35	1,250,000,000.00	1,244,649,431.32	1,937,244,726.38	XS2865588797
			19,902,000,000.00	19,838,319,455.23	30,877,513,601.63
Adjustements relating to derivatives			(19,815,610,682.05)	(19,815,610,682.05)	(30,842,168,346.99)
Total-payable in Euros			86,389,317.95 €	22,708,773.18 €	35,345,254.64
Total-payable in foreign currencies					2,728,931.58
Total-Funded Debt of Borrowings-Government					291,041,884,569.33

((1) Subsequent to March 31, 2025, the Government has issued or agreed to issue debentures and other funded indebtedness which total approximately $9.2 billion.